EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                               2004 ANNUAL REPORT




CONTENTS

                                                                                                          PAGE

Report of the Board of Directors for the Year 2004                                                          1

Management Review of the Financial Position and Results of Operations of the Bank                          25

Management and Board of Directors' Statement Regarding their Responsibility for the Annual Report          35

Financial Statements as of December 31, 2004                                                               36


This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR DECEMBER 31, 2004

GENERAL

At the meeting of the Board of Directors that was held on February 28, 2005 it was resolved to approve the Bank's audited financial statements for December 31, 2004. The financial statements have been prepared in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

In 2004 the Bank's net earnings amounted to NIS 1.4 million compared with a loss of NIS 104.4 million in 2003.

Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted a special credit line by the Bank of Israel. On February 27, 2003 the Bank's Board of Directors resolved to adopt the principles of the "Run-Off" plan prepared by a team of outside consultants. The major part of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and banking activities.

On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (the Social - Economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter
- the Government decision to adopt the "Run-Off" plan). The Government decision to adopt the "Run-Off" plan provides that the assets of the Bank will be sold within a period not exceeding 36 months from the date of the decision and it states that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of selling the assets of the Bank within 36 months in a controlled process. The main principles of the Government decisions concerning the Bank, including regarding the adoption of the "Run-Off" plan, are presented in Note 1 of the financial statements.

The Bank is presently in the process of implementing the "Run-Off" plan as described above and in more detail below.

The Bank is holding preliminary talks with the authorities regarding extension of the "Run-Off" plan for an additional two years.


THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel.

In this respect, the Bank is in the process of implementing an extensive and detailed efficiency plan that was prepared by the Bank's Management and was approved by the Board of Directors and which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and concentrates its activities on collection of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, in the last two years there has been a significant increase in the Bank's collection costs and legal expenses.

As a direct result of the Bank's policy and the extensive efforts it has been investing in collecting credit, the balance of the credit held by the public has been significantly reduced. This balance (not including loans with State guarantees to a certain government company), which at December 31, 2003, amounted to NIS 2,784 million, reached an amount of NIS 1,826 million on December 31, 2004.

The balance of the public's deposits with the Bank as of December 31, 2004 was NIS 405 million, compared with NIS 620 million on December 31, 2003.

This data shows the continuation of the process of reducing the assets and liabilities of the Bank in the framework of implementing the "Run-Off" plan.

As part of the implementation of its plans, the Bank has reduced and/or completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. As at December 31, 2004 the number of Bank employees was 62 compared with 79 as at December 31, 2003.

In addition to the significant reduction in salary expenses due to the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, the Bank is also taking energetic steps to significantly reduce its operating costs, and as part of these steps the Bank relocated its offices at the end of the third quarter of 2003 to offices with lower rent and at the beginning of 2004 it outsourced its computer services.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.


THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The conditions of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

The principal conditions (as arise from combining all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

o The maximum amount of the credit line will decline (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its meeting the credit line decline forecast.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

o Total credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

With respect to certain of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005.

The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of December 31, 2004 was NIS 1,389 million, compared with NIS 2,012 million as of December 31, 2003. The utilized balance as of December 31, 2004 is lower by NIS 311 million than the credit line that was set for the Bank on that date in the credit line decline forecast. Accordingly, also in the fourth quarter of 2004 (as in the previous quarters) the Bank requested and received from the Bank of Israel permission to reduce the credit line at a faster rate than in the aforementioned forecast. As at December 31, 2004 the amount of the updated credit line was NIS 1,575 million as compared with NIS 1,700 million in the original forecast.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest deriving from the interest in excess of the "Bank of Israel rate" which were charged by the Bank of Israel from August 2002 and until the Government decided to adopt the "Run-off" plan (July 29, 2003), in the total amount of NIS 70 million. Even though the Governor of the Bank of Israel refused the Bank's request on this matter, the Bank intends to continue to try to receive a credit for this interest.


CAPITAL ADEQUACY

On December 31, 2004, the Bank's ratio of capital to risk assets was 0.64%, compared with the 9% minimum stipulated in Proper Banking Procedures.

Due to the sharp decline in the "first tier capital" of the Bank and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimal capital ratio, almost all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at December 31, 2004, "second tier capital" in the total amount of NIS 532 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the present circumstances of the Bank, the requirement to maintain a minimal capital ratio is irrelevant to its operations.

It is noted that as at December 31, 2004, the Bank's shareholders' equity amounted to NIS 199.2 million and in addition it has nonparticipating share capital in the amount of NIS 309.1 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 508.3 million. The aforementioned capital, net of the Bank's "first tier capital" of NIS 7.5 million, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital" of the Bank, which as said is almost entirely unutilized for purposes of the ratio of capital to risk assets.


EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

As stated in more detail in Note 1G of the financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include an supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results.


CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD on which the Bank used to pay quarterly 25% of the annual preferred dividend. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 95.2 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. The total amount of NIS 95.2 million is comprised as follows: NIS 58.0 million is in respect of non-participating shares (D and DD) and NIS 37.2 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 37.5 million is in respect of 2004 and is comprised as follows: NIS 14.3 million in respect of participating C, CC and CC1 shares and NIS 23.2 million in respect of non-participating D and DD shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rate and dates it was paid until the second quarter of 2002. See Note 20 of the financial statements for additional details regarding this originating motion.

See Note 15 of the financial statements for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.

In the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor (a detailed reference to this question is included in Note 15 of the financial statements). Since the answers received so far from the Ministry of Finance in this matter are not clear enough and are insufficient, the Bank intends to request from the courts a declaratory ruling against the State, by which the interest on the perpetual deposits is indeed accrued in favor of the Bank, as is the position of the Bank's Board of Directors on this matter.


LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 20D of the financial statements presents information regarding the significant legal claims filed against the Bank. See Note 20E of the financial statements regarding the request to disclose documents with respect to stamp tax.

ANNUAL REPORTING IN THE USA

Since the Bank had in the past issued its securities to holders in the USA, the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC). The Bank has for decades submitted this annual report on a form known as 20F. As part of the annual report to the SEC the Bank has to fulfill various reporting and disclosure requirements that are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (US GAAP). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and US GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to US GAAP. The Bank used to include the qualitative note regarding the differences between Israeli GAAP and US GAAP in its financial statements in the USA, but it did not include the quantitative note.

One of the requirements applicable in the USA is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements submitted by the Bank in the USA in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to US GAAP. After the Bank's legal counsel in the USA examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the USA, the Bank began preparing to submit its annual report for 2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January 19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to US GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the USA, including the non-inclusion of an auditors' report as aforementioned, and the delay in filing the last report, may expose the Bank to sanctions and/or claims on the part of various parties.

As already noted in the immediate report issued by the Bank on January 20, 2005, as a result of the reporting and disclosure requirements applicable in the USA, the report submitted by the Bank on January 19, 2005 includes information which is in part more extensive than that included in the periodic reports published by the Bank in Israel, and/or is not included in such reports, and/or is presented in a different format. Nonetheless, Management of the Bank believes that the information included in the annual report submitted in the USA is not materially different from the information included in the reports published by the Bank in Israel, except with respect to risk factors (Item 3 of the 20-F form submitted in the USA), accounting adjustments to US GAAP the Bank made to its financial statements for 2001-2003, as specified in Note 33 of the financial statements included in its aforementioned annual report (Item 17 of the 20-F form), and the inclusion of declarations regarding the effectiveness of the Bank's disclosure procedures with respect to the Bank's financial reports (Item 15 of the 20-F form).

As said in the aforementioned immediate report, Management of the Bank believes that the enormous amount of work that was invested by the Bank's staff and its external consultants in implementing the regulatory and statutory requirements with respect to the 2003 annual report submitted by the Bank in the USA will be of further use to it and will make it easier for the Bank to prepare the next financial statements and to submit them in time.

SECTION 404 OF THE SARBANES OXLEY ACT

Beginning with the Bank's annual report for 2005, which it will be required to submit to the SEC in 2006, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act (since it had issued shares to holders in the USA). In accordance with aforementioned Section 404, Management of the Bank is required to declare, in the annual report submitted in the USA, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. A similar requirement is supposed to be imposed on the other banks in Israel by the Supervisor of Banks only beginning with the financial statements for 2006 (that will be published at the beginning of 2007). The implementation of Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has presently commenced preparing for the implementation of Section 404 in its annual report for 2005.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

Bank of Israel has recently published a directive regarding the declaration that has to be included in the financial statements with respect to "the responsibility of management for the internal control over financial reporting and a declaration regarding disclosure in the periodic reports under the Securities Law". The declaration will be included in the financial statements published by the banks beginning with June 30, 2005.

The Bank is preparing to implement the requirements of the aforementioned directive.


EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26, 2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel Treaty on the entire banking system in Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the construction and building of various infrastructures and systems.

In his letter of November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty in the various areas it refers to, this in light of the circumstances under which the Bank operates, including the Government decision that the Run-Off plan will be concluded no later than the end of July 2006.


ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act in the USA, which are applicable to the Bank because of the issuance of its securities to holders in the USA.


FINANCIAL REPORTING IN REPORTED AMOUNTS

The financial statements were prepared in reported amounts, as provided in Standard 12 of the Israel Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

In light of the significance of the income and expenses from financial instruments that are included in the operating results, and so as to make it possible to examine the annual data in comparison with the corresponding period from last year, the comparative figures for 2003 of the income and expense items that are included in the operating profit before taxes were presented in reported amounts and the difference between the profit before taxes in reported amounts and the profit before taxes adjusted to the CPI of December 2003 was presented with respect to the comparative figures under the item of "erosions and adjustments". This method of presentation makes it possible to examine the development of the principal income and expense items (profit from financing operations, allowance for doubtful debts, operating and other income and expenses) by comparing data that is also presented in reported amounts. Data regarding profit before taxes for 2003, after the effect of the "erosions and adjustments" item on the comparative figures, is stated in amounts adjusted to the CPI of December 2003, which was the basis for adjusting the financial statements for December 31, 2003. Conversely, all the income and expense items for 2004, including the profit before taxes, the net earnings, etc., are stated in reported amounts in accordance with the reporting and measurement principles that came into effect upon the implementation of Standard 12 on January 1, 2004.

DEVELOPMENT OF INCOME AND EXPENSES

NET EARNINGS - in 2004, the Bank's net earnings amounted to NIS 1.4 million, compared with a loss of NIS 104.4 million in 2003.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 66.2 million in 2004, compared with NIS 70.1 million in 2003.

The decrease in profit from financing operations resulted mainly from the following:

- The decrease in the volume of financing activity of the Bank. The balance of credit to the public (not including credit out of a deposit of the State and guaranteed by the State) as of December 31, 2004 totaled NIS 1,828 million, compared with NIS 2,785 million at December 31, 2003. The average balance of credit to the public in 2004, that is included in the tables on the rates of financing income and expenses, amounted to NIS 2,552 million compared with NIS 3,658 million in 2003, a decrease of NIS 1,106 million or 31% in the average balance of credit to the public.

- The decrease in off-balance sheet activity - Concurrent with the decrease in volume of assets, there was also a decrease in the volume of off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 296 million on December 31, 2004, compared with NIS 419 million on December 31, 2003, and NIS 570 million at December 31, 2002.

- The profit from financing operations for 2003 includes income of NIS 26.5 million which derive from the implementation of the agreement signed in 1996 between the Bank and the Treasury, in respect of the repayment of Treasury deposits as stipulated by the complementary arrangement for the debts of the Kibbutzim. According to that arrangement (signed between the banking system, the Treasury and the Kibbutzim), the banks were required to refund to the Treasury a part of the deposits received by them according to the original Kibbutz debt arrangement ("the Kibbutz arrangement deposits") which were designated to serve as a source for the rescheduling of the Kibbutz debts. The said arrangement of 1996 stipulated that in consideration for the refund of the said deposits the Bank would be entitled to compensation because the deposits carried interest at a rate lower by 1% than the interest paid on similar deposits by the other banks. In the course of the fourth quarter of 2003 the Bank refunded to the Treasury (in accordance with the complementary arrangement) an amount of NIS 171 million out of the Kibbutz arrangement deposits, and accordingly received compensation under the said arrangement of 1996, in the amount of NIS 26.5 million.

On the other hand the decrease in the profit from financing operation was offset by the following factors:

- Cost of the credit facility from the Bank of Israel - Commencing on August 20, 2002, the Bank needed a credit facility from the Bank of Israel. The interest that was set for this credit line, until July 29 2003, was significantly higher than the interest the Bank paid on the deposits which the credit line replaced. Until that date, the Bank was charged interest at the Bank of Israel rate plus 3%. In respect of excess overdrawing from the credit line, the Bank was charged interest at the rate of 48% (adjusted interest of 61%).

     Interest charges in respect of the credit line in 2003 were higher by NIS 36 million than the interest paid on the deposits that the credit line replaced. As stated above, as from July 29, 2003, the interest rate paid on the credit line was reduced, and the Bank is now being charged the Bank of Israel interest rate. In 2004 the average balance of the credit line was NIS 1,716 million, compared with an average balance of NIS 2,146 million in 2003.

-    The Bank's continued policy of raising interest rates on credit.

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Analysis of the Bank's financing operations in the various linkage segments, according to Table "C" of the Management Review, indicates the following:

NON-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 942 million compared with NIS 1,323 million in 2003. The margin in this segment, including the effect of derivatives, stood at 2.44% compared with 0.35% in 2003.

It should be noted that most of the non-income bearing loans belong to this segment and that the increase in the margin of this segment was affected by the decrease in the interest rate on the special credit line and the decline in market interest rates in 2004 which reduced the volume of accrued interest on the non-income bearing debt that was not recorded in the statement of income.

CPI LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 974 million compared with NIS 1,348 million in 2003, a decrease of 27.8%. The decline in volume of operations in this segment derives both from the general decline in the Bank's operations and from the policy of the Bank, according to which credit that the Bank renews are for short periods and mainly in the non-linked shekel segment. The margin in this segment, including the effect of derivatives, stood at 2.24% compared with 1.76% in 2003. The improvement in this margin is due to a decrease in the volume of non-income bearing loans in this segment, because of the said debt being transferred mainly to the non-linked shekel segment.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The total average volume of assets in this segment amounted in 2004 to NIS 7,161 million compared with NIS 7,924 million in 2003. Credit in this segment includes credit guaranteed by the State granted to a certain Government corporation out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. Excluding the said credit, the average balance of assets in this segment amounts to NIS 636 million, compared with NIS 1,185 million in 2003. The margin in this segment, including the effect of derivatives, stood at 0.02% compared with 0.22% in 2003. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

With respect to the profit from financing operations, it should be emphasized that the Bank's policy of reducing its activities and the continuous decrease in the volume of credit will cause the profit from financing operations to continue to decrease.

THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 70.2 million in 2004 compared with NIS 129.8 million in 2003. The specific allowance for doubtful debts in 2004 amounted to NIS 79.1 million, compared with NIS 133.9 million in 2003. The supplementary allowance for doubtful debts reflected a decrease of NIS 8.9 million, mainly as a result of the decrease in the volume of problematic debts in general and the decrease in the volume of non-income bearing debts in particular. This decrease was gradual and was reflected in the quarterly financial statements of 2004.

Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                                    AS OF DECEMBER 31
                                                                 ------------------------
                                                                  2004             2003
                                                                 -------          -------
 Non income bearing                                                400.2            571.6
 Restructured (2)                                                  108.3             34.7
 Designated for restructuring (3)                                   24.3             54.2
 Temporarily in arrears                                            117.9            102.4
 Under special supervision **                                      353.8            497.2
                                                                 -------          -------

Total balance sheet credit to problematic borrowers (1)          1,004.5          1,260.1

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                              121.6            187.2
Debentures of problematic borrowers                                    -              0.1
                                                                 -------          -------
Overall credit risk in respect of
 problematic borrowers (1) (4)                                   1,126.1          1,447.4
                                                                 =======          =======

** Including an amount of NIS 116.1 million in respect of debts for which a specific allowance exists (December 31, 2003 - NIS 136.1 million).

1) Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented Management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

A comparison of the data presented above indicates a decrease in the volume of problematic debts in general and in the volume of debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing is a result of the following factors: the collection of debts from customers that were classified as non-income bearing, arrangements with part of the aforementioned customers, which is reflected in the amount of restructured debts, and allowances for doubtful debts that were recorded in respect of borrowers whose debt is classified as non-income bearing.

Nonetheless, the data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest charges in respect of those debts, which will not be recorded in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing. It should be emphasized that regardless of the decrease in the volume of non-income bearing debt, due to the Bank's policy of reducing credit, the negative effect of the aforementioned debt on the financial results will continue to be significant. In this respect it should be noted that the amount of interest that will not be recorded in income is affected by the volume of the non-income bearing debt and the market interest rate. If the interest rate of Bank of Israel increases, the negative effect of the non-income bearing debt on the amount of financing income will be higher.

OPERATING AND OTHER INCOME - This income amounted to NIS 50.2 million in 2004, compared with NIS 22.3 million in 2003. Most of the income derived from gains on investments in shares in the amount of NIS 41.5 million in 2004, compared with NIS 10.3 million in 2003. This increase was partly offset by the decline in income from operating commissions which is due to the decline in transactions made by customers through the Bank. Income from operating commissions in 2004 amounted to NIS 4.1 million compared with NIS 6.5 million in 2003.

OPERATING AND OTHER EXPENSES - Amounted to NIS 45.0 million in 2004, compared with NIS 64.7 million in 2003. Beginning with 2002 the operating expenses included provisions related to the retirement of employees following the approval of the Run-Off plan. In 2004 the financial statements included income in respect of this component. The income recorded in respect of staff retirement derives from a re-evaluation made by the Bank's Board of Directors, which resulted in a reduction in the provision made in respect of the period in which the services of the Chairman of the Board, the General Manager and the Deputy General Manager may no longer be required. The reduction amounted to NIS 1.7 million. On the other hand the allowance in respect of employees included in the retirement plan was increased by the amount of NIS 0.9 million, so that the net income amounted to NIS 0.8 million. Excluding this item, operating expenses in 2004 amounted to NIS 45.8 million compared with NIS 64.7 million in 2003, a decrease of 29% in operating expenses.

Salary expenses, not including employee retirement costs, totaled NIS 19.7 million in 2004, compared with NIS 33.7 million in 2003, a decrease of 42%. The decrease in salary expenses was affected by the decrease in the number of staff in accordance with the "Run Off" plan and the efficiency measures complementing it. At the beginning of 2003 the Bank made cutback in salaries. These measures continued to be in effect in 2004. The process of the decline in salary expenses is expected to continue due to the continued process of reduction in manpower.

Due to losses for the purpose of VAT on profit, payroll VAT that is usually levied on a financial institution, in an amount which totaled NIS 3.0 million was not included in salary expenses in 2004, compared to NIS 5.1 million in 2003, due to a recording of a payroll VAT receivable.

At the end of the third quarter of 2003, the Bank relocated to new office premises at a much lower rent than that paid for the previous offices, due both to smaller office space and to lower rent per square meter. The saving in rental payments is fully reflected in 2004 whereas in 2003 the saving was only reflected in the last quarter of the year.

Other operating expenses amounted to NIS 20.4 million, compared with NIS 20.7 million in 2003. In most of the components of this item there was a significant decrease, which was offset by the increase in insurance expense and collection and legal fees. In 2004, this item included expenses relating to the preparation of the annual report in the USA and the auditing related to that report.

PROVISION FOR TAXES ON INCOME - The Bank received final tax assessments for the tax years up to and including 2000. Following the closing of the assessments, tax provisions amounting to NIS 2.7 million have been cancelled in 2003. Carry-forward tax losses of the Bank, in respect of which deferred tax assets have not been recorded, amount to NIS 641 million.

INCOME FROM OTHER ITEMS -The financial statements of the Bank for 2004 and 2003 do not include any special income from the Israeli Treasury due to the Bank ceasing to distribute dividends, as aforementioned. See Note 15 to the financial statements regarding the discontinuation of dividend payments.


BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As of December 31, 2004 amounted to NIS 9,078 million, compared with NIS 10,356 million as of December 31, 2003, a decrease of 12%.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - Amounted to NIS 508 million as of December 31, 2004, compared with NIS 510 million as of December 31, 2003.

TOTAL CREDIT TO THE PUBLIC - As at December 31, 2004 amounted to NIS 7,993 million compared with NIS 9,190 million as at December 31, 2003. The credit data above includes credit guaranteed by the State that was granted to a certain Government corporation out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,167 million as at December 31, 2004 compared with NIS 6,405 million as at December 31, 2003. Net of such credit, the credit to the public amounts to NIS 1,826 million as at December 31, 2004 compared with NIS 2,785 million as at December 31, 2003, a decrease of 34% compared to December 2003. This decrease is in accordance with the Bank's policy of reducing its credit portfolio, which is the main component of the Run-Off plan.

As can be learned from the classification of balances of credit to the public in accordance with the size of the credit per borrower (Note 4 of the financial statements) and from the table on the overall risk of credit to the public by economic sector (Exhibit E of the Management Review), the credit portfolio of the Bank focuses on providing credit to medium sized companies and businesses. The volume of credit to households is negligible and its weight in the Bank is significantly lower than its weight in the banking system. The aforementioned composition of credit raises the sensitivity to changes in the economy.

SECURITIES - The balance of securities as of December 31, 2004, amounted to NIS 60 million, compared with NIS 85 million at December 31, 2003. The securities portfolio includes an investment of NIS 30 million in mezzanine funds and in loans to companies. As aforementioned, the gains of the Bank on the investment in such shares amounted to NIS 41.5 million in 2004 in addition to gains in the amount of NIS 10.3 million that were recorded in 2003.

DEPOSITS OF THE PUBLIC - Amounted to NIS 405 million on December 31, 2004, compared with NIS 620 million on December 31, 2003, a decrease of 35%. These deposits are comprised of non-linked shekel deposits in the amount of NIS 198 million, compared with NIS 238 million at December 31, 2003, CPI-linked deposits in the amount of NIS 149 million, compared with NIS 275 million at December 31, 2003, and foreign currency denominated or linked deposits in the amount of NIS 58 million, compared with NIS 107 million at December 31, 2003.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as of December 31, 2004 amounted to NIS 6,655 million, compared with NIS 6,949 million on December 31, 2003. The main component of the Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,282 million on December 31, 2004, compared with NIS 6,545 million at the end of 2003. The decrease in foreign currency Government deposits results mainly from the erosion in the exchange rate of the US dollar.

Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of December 31, 2004 amounted to NIS 372 million, compared with NIS 404 million as of December 31, 2003. These deposits are long-term deposits that are repaid in installments according to the period for which the arrangement loans were provided (until the end of 2013).

DEPOSITS OF BANKS - The balance of these deposits as of December 31, 2004 amounted to NIS 1,428 million, compared with NIS 2,173 million at December 31, 2003. Of this amount, an amount of NIS 1,404 million derived from the special credit line, which the Bank of Israel granted to the Bank, compared with NIS 2,091 million as at December 31, 2003. These figures indicate a decrease of NIS 687 million in the utilized credit line. Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 24 million which is a long-term deposit of a foreign bank that was deposited with the Bank in the 1990s. This deposit was deposited by the Bank with the Treasury and has the same repayment dates as the aforementioned deposit.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES

Note 1 to the financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared. The implementation of these accounting principles by the Board of Directors and Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

It should be made clear that actual results may differ from the assessments and estimates applied.

Accounting policy as to critical issues, as stated hereunder, relates to issues that are significant to the reporting of the financial position of the Bank, are difficult and subjective and may sometimes require complex assessments due to the necessity to prepare estimates of effects, which are mostly uncertain.

A part of the assessments and estimates used involve to a large extent uncertainty or dependency on various variables. Assessments and estimates of this type may have a material effect on the financial results presented in the financial statements.

With respect to each of the critical issues discussed hereunder, Management of the Bank relied on the best information at hand. The Board of Directors and Management believe that the assessments and estimates applied in the preparation of the financial statements are suitable.

Following are the issues defined by the Board of Directors and Management of the Bank as critical from the accounting aspect.

ALLOWANCES FOR DOUBTFUL DEBTS - The specific allowance for doubtful debts is prepared based on the assessment of the Board of Directors and Management as to the losses inherent in the credit portfolio of the Bank, including off-balance sheet items. In making these estimates the Board of Directors and Management take into consideration, among other things, the risks involved in the financial stability of the borrowers and their repayment ability, based on the information at hand as to their financial position and future cash flows as well as the quality and value of the collateral received.

The financial stability of the borrowers and their repayment ability depend on economic variables that partially are not under the control of the Bank and/or the customers.

The Board of Directors and Management of the Bank are assisted by independent assessors and valuers in order to obtain an indication as to the value of the collateral. For example, the assessment of real estate that serves as collateral for a loan is generally made for the Bank by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts is lower than the market value of the real estate due to constraints of a hasty sale and tax that may apply, if at all, in respect of the sale.

The collectable amount from the borrowers is therefore based on assessments that by its nature are subjective. The dependency on these assessments cannot assure that the amount that will in fact be collected will be in accordance with the said assessments.

The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists amounts to NIS 629 million (December 31, 2003 - NIS 782 million).

The amount of credit to the public stated in the financial statements is net of the general and supplementary allowances for doubtful debts, the total balance of which amounts to NIS 69.6 million (December 31, 2003 - NIS 78.5 million). The said allowances are in accordance with directives of Bank of Israel.

The Management of the Bank classifies problematic debts according to classifications and criteria determined by Proper Banking Procedure. Classification of the debts could sometimes be subjective (such as the differentiation between a debt temporarily in arrears and a debt in arrears and the classification of a debt as under special supervision). Changes in the said estimates may have a significant effect on the financial statements.

The Board of Directors and Management examine the allowances for doubtful debts and the classification of the borrowers on a quarterly basis and update them where necessary.

The supplementary allowance is based on risk characteristics determined by the Bank of Israel. As stated above, the Bank of Israel has exempted the Bank from the requirement to record a supplementary allowance in respect of deviations from the limits on the indebtedness of a single borrower and of a borrower group, in respect of deviations from limits on credit for the purpose of acquiring means of control in corporate entities and in respect of deviation from limits on the concentration of indebtedness by sectors. Following this, a supplementary allowance was recorded only in respect of deviations relating to the lack of updated financial statements and in respect of credit balances of borrowers classified as problematic.

PROVISIONS RELATING TO EMPLOYEE SEVERANCE BENEFITS - The liability in respect of severance pay is computed, as accepted practice, on the basis of a monthly salary for each year of employment, and is covered in full by payments and deposits in pension and provident funds and by the purchase of insurance policies.

In December 2002, the Bank, the General Federation of Labor and the Bank's employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank also signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by an expert. The said expert opinion is based on his best knowledge of the effects of recent legislation and pension arrangement changes. The cost of acquiring the pension rights was discounted on the basis of an annual discount rate of 3.0% (December 31, 2003 - 3.5%). The total provision in respect of employees entitled to a pension upon their retirement from the Bank amounts to NIS 15.9 million (December 31, 2003 - NIS
18.2 million). Computation of the said rights at an annual discount rate of 2.0% would have increased the cost of acquisition of the pension rights by NIS 0.9 million (December 31, 2003 - computation of the said rights at an annual discount rate of 2.5% would have increased the cost of acquisition of the pension rights by NIS 0.9 million).

In view of the above it is not certain that the actual expense will be in accordance with the estimate used to calculate the provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

A. SECURITIES - All the securities owned by the Bank are classified as available-for-sale securities.

     Marketable securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotation at balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities.

     The value of non-marketable shares in the financial statements at December 31, 2004, totals NIS 31 million (December 31, 2003 - NIS 34 million). These shares are stated at their adjusted cost net of provisions for impairment in value based on Management's assessments. These provisions were included based on the financial statements of the companies involved. Actual proceeds from the sale of these investments may differ from their book value as stated in the financial statements.

B. DERIVATIVE FINANCIAL INSTRUMENTS - Within the framework of the asset and liability management policy intended to manage the exposure of the Bank to financial risks, the Bank conducts transactions in derivative financial instruments. These instruments include future transactions and options designed to hedge against exposure to linkage base and currency exchange risks.

     The fair value of these instruments is determined according to the changes that occurred in economic parameters (such as interest rates, foreign currency exchange rates, the CPI and standard deviations) from the date of the transaction until balance sheet date.

     The fair value of assets and liabilities relating to such transactions, included in the financial statements as at December 31, 2004, is as follows:

     Other assets - NIS 10.9 million (December 31, 2003 - NIS 7.9 million).

     Other liabilities - NIS 2.5 million (December 31, 2003 - NIS 1.7 million).

     The above values relate to transactions of a total stated value of NIS 525 million (December 31, 2003 - NIS 911 million).

     Of the above amount of NIS 525 million, transactions of a stated value of NIS 405 million reached maturity during January and February 2005, and transactions of a stated value of NIS 120 million will reach maturity during the period of three to twelve months subsequent to the date of the financial statements.

     As stated above, all balances of derivative financial instruments serve as hedging against exposure to linkage base and currency exchange risks.

     Changes in the economic parameters, which served as a basis for computing the fair value of the said instruments, may result in a change in their fair value.

     CONTINGENT LIABILITIES - Various legal actions are pending against the Bank (including a motion to certify a claim as a class action). All of these actions are handled by outside counsels of the Bank. The said counsels have informed the Bank of their evaluation as to the probability of success of these actions. Where the evaluation is that the probability of success is remote or reasonably possible, no provisions have been made by the Bank in respect of the risk involved.

     Provisions are included in respect of actions, where according to the opinion of counsel it is probable to assume that they will not be dismissed or cancelled.

     The Bank's legal counsel submit their opinion on a quarterly basis and Management of the Bank updates the provisions where required.

     The provisions are based on the said evaluations of counsels handling the cases. There is no certainty that the final results of the legal actions will correspond with the said evaluations.

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage base risks and interest risks within the exposure boundaries set by the Board of Directors.

A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

In 1997, Bank of Israel published directives with respect to management and control of financial risks. The Bank implements these directives. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and the timing for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus or deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks' activities, which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the management committee, which meets, as noted above, once a week.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                  FOREIGN
                                                  CURRENCY
                      NON-LINKED     CPI-LINKED  DENOMINATED/  NON-MONETARY
                    SHEKEL SEGMENT   SEGMENT(*)  LINKED SEGMENT    ITEMS      TOTAL
                    --------------   ----------  --------------    -----      -----
December 31, 2004       (435.8)        863.6         20.0          60.5       508.3
December 31, 2003       (472.8)        887.0         17.9          77.7       509.8

*    Including a perpetual deposit with the Israeli Treasury (December 31, 2004
     - NIS 806.5 million; December 31, 2003 - NIS 799.3 million).

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may lead to erosion of the Bank's profits and capital.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity (average duration) in each linkage segment. As noted above, the Bank's Board of Directors sets maximum allowable difference in the average duration for each linkage segment. Until 2004 the frequency of reporting on the compliance with such limitations was quarterly. Following the decline in the Bank's volume of activity, the frequency of the aforementioned report was changed to twice a year (semi-annual report).

Following are the main details as to the average duration in the various linkage segments (in years):

                                                                    FOREIGN CURRENCY AND
                                                                   FOREIGN CURRENCY LINKED
                    NON-LINKED SHEKEL SEGMENT  CPI LINKED SEGMENT         SEGMENT
                          ---------------       ---------------       ----------------
                                                   DECEMBER 31
                          ------------------------------------------------------------
                          2004       2003       2004       2003       2004        2003
                          ----       ----       ----       ----       ----        ----
Total assets              0.12       0.13       3.61       3.41       6.87        6.80
Total liabilities         0.09       0.11       3.50       3.24       6.90        6.82
Difference in years       0.03       0.02       0.11       0.17      (0.03)      (0.02)


The interest risk exists mainly in the CPI linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate. As of December 31, 2004, the average duration of assets in this segment is
3.61 years while the average duration of liabilities is 3.50 years, so that the difference is small and is about one and a half months. A higher average duration of assets creates exposure to increases in interest rates in this segment. The said exposure to interest risk is within the limits determined by the Board of Directors.

In the non-linked shekel segment, the average duration difference is small and results from a short average duration of both assets and liabilities, due to the fact that most of the assets and liabilities are at a variable rate of interest.

In the foreign currency segment the average duration is affected by a considerable amount of credit that has low risk characteristics, and which carries a fixed rate of interest. The average duration of liabilities in this segment is higher by 0.03 years than the average duration of assets.

As part of the limitations on the rate of exposure to changes in interest rates, limitations were also set with respect to the change in the calculated value of the Bank's assets and liabilities in the event of a 1% change in interest in comparison with the accepted interest rates as at the date of the report. The aforementioned calculation is based on the accepted calculations for measuring the average duration of assets, meaning the discounting of future cash flows, including interest that will accrue until maturity, or until the date the interest rate changes, whichever is earlier. The aforementioned calculation of the change in the value of assets and liabilities is only in respect of a given change in interest rates, without effects of the aforementioned change in interest on other factors (such as the forecasted rate of inflation, etc.).

Presented below is the effect of the aforementioned changes on the calculated value of the assets and liabilities as at December 31, 2004 (in NIS millions):

SEGMENT                      INCREASE OF 1% IN INTEREST RATE       DECREASE OF 1% IN INTEREST RATE
-------                      ------------------------------         -----------------------------
                           DECREASE IN  DECREASE IN              INCREASE IN  INCREASE IN
                            VALUE OF     VALUE OF   NET DECREASE   VALUE OF    VALUE OF   NET INCREASE
                             ASSETS     LIABILITIES   IN VALUE      ASSETS    LIABILITIES   IN VALUE
                             ------       ------       ----         -----       -----         ---
Unlinked                      (2.3)        (1.4)       (0.9)          2.3         1.4         0.9
CPI-linked                   (24.9)       (17.8)       (7.1)         26.4        18.8         7.6
Foreign currency
 denominated or linked      (582.0)      (583.0)       (1.0)        654.2       653.1         1.1

It should be noted that the aforementioned calculation measures only the effect of the change in interest and does not relate to credit risks. The change in the calculated value of assets and liabilities in foreign currency as a result of a given change of 1% is high, as it is affected mainly by long-term credit in foreign currency from a deposit of the State and guaranteed by the State. The change affects both the assets and the liabilities and as shown the net differences are small.

The rate of the net changes in all the linkage segments is low in comparison with the volume of assets of each segment.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for asset and liability management, the Bank conducts transactions in derivative financial instruments.

As a result of the events in the second half of 2002, the Bank's activities in financial instruments were reduced to a minimum and at present they are mainly limited to forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing the Bank's linkage basis exposure.

CREDIT CONTROL - In accordance with the approval of the Supervisor of Banks from November 26, 2003, the Bank is exempt from compliance with the instructions of Proper Banking Procedure regarding credit control.

LIQUIDITY MANAGEMENT - During 2003 Bank of Israel issued a new procedure regarding liquidity management. Due to the matter of the credit line being arranged, the Supervisor of Banks stated in his letter dated November 26, 2003 that the Bank is not required to implement part of the provisions of the aforementioned procedure.


DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

Mr. Yitzhak David is the Bank's internal auditor since November 1, 2002. Mr. Yitzhak David is a certified accountant, a Certified Internal Auditor (CIA), and has a BA in economics and accounting.

The internal auditor is an employee of the Bank who is employed in a full time position and is administratively subordinate to the Chairman of the Board. In the reported period no employees were subordinated to him. The internal auditor uses the services of external auditing parties, who specialize in relevant specific areas such as: information systems auditing and auditing in banking areas, and they execute the internal audit of the Bank according to his instructions and under his supervision. In the reported period their work amounted to an average annual scope of 0.8 positions.

The annual and multi-annual internal audit work plan is prepared taking into account Supervisor of Banks requirements and in accordance with professional standards, and is mainly based on:

- Mapping risk areas in the various activities of the Bank and assessing the level of risk of such activities (including exposure to embezzlement and fraud).

-    The Bank's work plan.

- The organizational structure of the Bank and the definition of roles in the various departments and units of the Bank, as provided in the Bank's procedures.

- Findings of external auditing parties including - the Supervisor of Banks, the State Controller and the independent auditors.

- The compulsory frequency, as determined by the internal auditor, for auditing each audit area/issue, also taking into account the Bank's present special situation.

- Additional auditing tasks requested by the Chairman of the Board, the Chairman of the Audit Committee and the General Manager.

The accepted professional standards by which the internal auditor performs the audit are as follows:

-    The ethics code and professional ethics principles.

- Professional internal auditing standards and professional guidelines of the Institute of Auditors.

-    Professional guidelines of the Institute of Internal Auditors in Israel.

-    Accepted principles of operational and accounting controls.

During the reported period the internal auditor submits the following reports to the Chairman of the Board, the General Manager, the Chairman of the Audit Committee and its members:

- Current audit reports, which include audit findings, conclusions and recommendations (including summaries of deliberations on them with the General Manager and other relevant persons in the Bank).

- Quarterly reports - which include a general review, reports regarding execution of the work plan in the quarter compared to the original plan, and a list of all the audit documents that were issued during the quarter.

- An annual report which includes a summary of the audit activity during the reported year, reports on the principal findings and the recommendations in the various current reports that were issued (substantial findings), conclusions of the auditor resulting from following up on the correction of deficiencies issued in the previous audit reports, recommendations that were not accepted by Management and recommendations the implementation of which is taking more than a reasonable time period. The report also includes the auditor procedure - definition of his duties, powers and manner of operation of the internal auditor.

The aforementioned reports are deliberated in the Audit Committee after which they are submitted also to the Board of Directors.

During 2004 the internal auditor submitted 36 current audit reports to the Chairman of the Board, the Chairman of the Audit Committee and the General Manager, of which 29 reports were deliberated in the Audit Committee in the reported period. The rest of the audit reports will be deliberated in the meetings of the Audit Committee subsequent to the publishing of the Bank's annual report.

During 2004 the internal auditor submitted four quarterly reports that were deliberated on the following dates: February 29, July 14, August 22 and October 28, as well as an annual report that was deliberated on July 14.

The Bank's Board of Directors is of the opinion that the scope of the internal auditor's work plan, and the nature and continuity of his work during the reported period are reasonable taking into consideration the present special situation of the Bank which is in a Run-Off process, and that they are sufficient for fulfilling the objectives of the internal audit.

The internal auditor and anyone acting on his behalf have the authority to request and receive from all the Bank's employees and associated parties any information, including computerized information, documents and explanations that they consider to be necessary in order to perform their duty. Furthermore, the internal auditor and anyone acting on his behalf have free access to any asset of the Bank in order to examine it, including continuous and direct access to the Bank's information systems including financial data.


DIRECTORS HAVING ACCOUNTING AND FINANCIAL EXPERTISE

According to a guideline issued by the Israel Securities Authority "a director having accounting and financial expertise" is a director that does not hold any other position in the company and due to his education, experience or qualifications, has high expertise and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the Board of Directors issues and questions relating to the financial reporting of the company, with the aim to achieve the objective of approving and publishing fair financial statements. In accordance with this guideline a public company has to determine the minimum number of directors that is appropriate for it according to the aforementioned.

Following the announcement of the Supervisor of Banks of his intention to apply the said guideline also to the banking system, the Bank has implemented this guideline as from its financial statements for December 31, 2003.

The Board has decided that the appropriate minimum number of directors having accounting and financial expertise in the case of the Bank is two, because considering the significant decrease in the volume of activities of the Bank, the reduction in the types of operation in which it is engaged and the focusing on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the law and the Bank's Articles of Association, and in particular in relation to the examination of the financial position of the Bank and the preparation and approval of its financial statements.

As of date of approval of the financial statements (February 28, 2005), the directors having accounting and financial expertise and the facts that support this finding are as follows:

A. OLSHANSKY: Bachelor of Economics, served in the past in various positions in a commercial bank, including VP, Deputy Managing Director and joint Managing Director. Acted as CEO of an investment company (central management company of pension funds). Served as Chairman of the Board of a business concern that operated companies in the insurance, industry, commerce and construction fields. Served and is serving as a director in various companies. Engaged in financial and economic consulting.

Y. AIZNER: Bachelor of Economics and Statistics, studied business administration. In the past served for several years as Managing Director of a bank and as a director of the bank and its subsidiaries, and prior to that as Deputy Managing Director of that bank.

S. ESHBOL: CPA and lawyer. In the past engaged in accounting and for several years practices law. As part of her legal practice is engaged in commercial and financial fields. Served as director of other companies.

H. ASHKENAZY: Bachelor of Economics, Law and Political Science. Master of Public Admin. Served in a line of executive positions in the government, public and private sectors, including the position of Director General of a government office. Practices law specializing in corporations and investments. Acted and is acting as director and Chairman of the Board of companies engaged in industry, construction and hi-tech. Served for three years (1999-2002) as Chairman of the Audit Committee of the Bank.

M. GAVISH: Bachelor of Economics and Law. Master of Business Admin. Served as Commissioner of Income Tax and Property Tax Authority and as General Manager of a commercial bank. Served in the past and is serving as chairman of the finance committees of various entities. Served and is serving as director of companies and acts as General Manager of companies and as a consultant.

R. ARMONN: Bachelor of Political Science, studied business administration and law. Served in the past as Deputy CEO of a commercial bank and as Credit Supervisor in that bank, served as Deputy CEO and Chairman of the Board of an investment company (central management company of pension funds). Served as director and Chairman of the Board of various companies, serves as director of the Bank since 1967 (not continuously), including as Chairman of the Loan Committee of the Board.


ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as of December 31, 2004 was 62, compared with 79 on December 31, 2003 and 156 employees on December 31, 2002. The number of the Bank's employees as of December 31, 2004 is about 40% of the number that was employed by the Bank on December 31, 2002. The decrease in the number of employees magnifies the dependence of the Bank on the remaining staff.

REMUNERATION OF THE AUDITORS (IN NIS THOUSANDS)

                                 2004        2003
                                 -----       -----
For audit services (1)             760         944
For audit related services    (2)1,035         171
                                 -----       -----

Total auditors' fees             1,795       1,115
                                 =====       =====



(1) Includes the audit of the financial statements, review of interim financial statements and audit of tax reports.

(2) Audit services of the financial statements that were included in the report to the SEC in the USA.

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2004 Reported amounts* (in NIS thousands)


                                   SEVERANCE PAY,      SUPPLEMENTARY
                                   PROVIDENT FUND,     AMOUNTS WITH            TOTAL
                                 PENSION, NATIONAL   RESPECT TO SALARY       SALARIES
                                    INSURANCE,       RELATED BENEFITS       AND RELATED
                                 FURTHER EDUCATION    RESULTING FROM        BENEFITS NOT
                                   ALLOWANCE AND     CHANGES IN SALARY        INCLUDING
NAME                    SALARY    VACATION PAY (1)    DURING THE YEAR        PAYROLL VAT
----                    ------    ----------------    ---------------        -----------
Cohen Raanan (a)          577          176                    -                 753
Galili Uri (a)            687          182                    -                 869
Savir Arieh (a)           591          174                    -                 765
Dekel Nathan (b)          564          216                    -                 780
Shmaya Rimon (b)          558          189                    -                 747



                     LOANS GRANTED AT PREFERENTIAL TERMS (2)
                        -------------------------------      LOANS
                        BALANCE                 BENEFIT     GRANTED
                         AS OF      AVERAGE     GRANTED      UNDER
                       DECEMBER      TERM     DURING THE    REGULAR      OTHER
NAME                   31, 2004      (YEAR)      YEAR        TERMS      BENEFITS
----                   --------      ------      ----        -----      --------
Cohen Raanan (a)           -            -          -           -          37
Galili Uri (a)             -            -          -           -          31
Savir Arieh (a)            -            -          -           -          29
Dekel Nathan (b)          75          1.7          4          75          25
Shmaya Rimon (b)          42          1.6          2          42          25



(1) Including provisions/payments of long service bonus and provisions for unutilized sick leave benefits.

(2)  The loans are linked to the CPI and are non-interest bearing.



(a) During 2002, employment contracts were signed with the Chairman of the Board, the General Manager, and the Deputy General Manager, who commenced their employment with the Bank during 2002. The Bank undertook to employ the Chairman of the Board for a period of four years, and the General Manager and his deputy for a period of three years. As of December 31, 2002, the financial statements include a provision in an amount of NIS 3.6 million in respect of the period during which the Board of Directors estimates that the services of these three officers will no longer be required. In 2003 this provision was reduced and as of December 31, 2003 it amounted to NIS 1.7 million. In 2004, due to a re-evaluation of the Board that the Bank will employ the three executives until the end of their employment period, the said provision was cancelled entirely. In 2002 this provision was not included in the payroll costs presented in the table of that year and also the reduction in the salary expenses following the cancelling of the aforementioned provision was not included in the table above.



(b) In the past, the Bank signed employment contracts with three senior executives. Under these contracts, the Bank undertook to pay them additional severance payments in the event of termination of their employment (see Note 17A(4)). The maximum amount that the Bank will have to pay in the event that the employment of all these three executives is terminated amounts to NIS 2.7 million. In respect of this commitment, a general provision was made in the past. Changes in this provision are not included in the table above.



* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2003

Amounts adjusted to the effect of inflation according to the CPI of December 2003 (in NIS thousands)


                                   SEVERANCE PAY,      SUPPLEMENTARY
                                   PROVIDENT FUND,     AMOUNTS WITH            TOTAL
                                 PENSION, NATIONAL   RESPECT TO SALARY       SALARIES
                                    INSURANCE,       RELATED BENEFITS       AND RELATED
                                 FURTHER EDUCATION    RESULTING FROM        BENEFITS NOT
                                   ALLOWANCE AND     CHANGES IN SALARY        INCLUDING
NAME                    SALARY    VACATION PAY (*)    DURING THE YEAR        PAYROLL VAT
----                    ------    ----------------    ---------------        -----------
Cohen Raanan (a)          564          204                    -                 768
Galili Uri (a)            679          233                    -                 912
Savir Arieh (a)           583          205                    -                 788
Dekel Nathan (b)          561          218                    -                 779
Shmaya Rimon (b)          565          218                    -                 783



                     LOANS GRANTED AT PREFERENTIAL TERMS (**)
                        -------------------------------      LOANS
                        BALANCE                 BENEFIT     GRANTED
                         AS OF      AVERAGE     GRANTED      UNDER
                       DECEMBER      TERM     DURING THE    REGULAR      OTHER
NAME                   31, 2003      (YEAR)      YEAR        TERMS      BENEFITS
----                   --------      ------      ----        -----      --------
Cohen Raanan (a)            -           -          -            -         37
Galili Uri (a)              -           -          -            -         29
Savir Arieh (a)             -           -          -            -         29
Dekel Nathan (b)          109         2.0          6          109         31
Shmaya Rimon (b)           55         2.0          3           55         26



(*) Including provisions/payments of long service bonus and provisions for unutilized sick leave benefits.

(**) The loans are linked to the CPI and are non-interest bearing.



(a) During 2002, employment contracts were signed with the Chairman of the Board, the General Manager, and the Deputy General Manager, who commenced their employment with the Bank during 2002. The Bank undertook to employ the Chairman of the Board for a period of four years, and the General Manager and his deputy for a period of three years. As of December 31, 2002, the financial statements included a provision in an amount of NIS 3.6 million in respect of the period during which the Board of Directors estimates that the services of these three officers will no longer be required. In 2003 this provision was reduced and as of December 31, 2003 it amounted to NIS 1.7 million, due to a renewed evaluation of the Board as to the remainder of that period. This provision is not included in the payroll costs presented in the table above.



(b) In the past, the Bank signed employment contracts with four senior executives. Under these contracts, the Bank undertook to pay them additional severance payments in the event of termination of their employment (see Note 17A(4)). The maximum amount that the Bank will have to pay in the event that the employment all of these four executives is terminated amounts to NIS 3.5 million. In respect of this commitment, a general provision was made in the past. Changes in this provision are not included in the table above.

MEMBERS OF MANAGEMENT OF THE BANK

FOLLOWING ARE THE MEMBERS OF MANAGEMENT AND THEIR AREAS OF RESPONSIBILITY :

GALILI URI                 General Manager and Chief Business Manager

SAVIR ARIEH                Deputy General Manager, Credit Supervisor

DEKEL NATHAN               Operations Manager

SHMAYA RIMON               Comptroller



WARZAGER MICHAEL           Legal Counsel

DAVID YITZHAK              Internal Auditor

ATLAS NATAN                General Secretary

SOMEKH CHAIKIN             Auditors

THE BOARD OF DIRECTORS OF THE BANK

Below is a list of members of the Board of Directors, their main occupations and positions in other entities:

DR. RAANAN COHEN            Education - University.
RAMAT GAN                   Chairman of the Board of Directors of the Bank (since August 15, 2002).
                            Director: Oil Refineries Ltd., Phoenix Insurance Company Ltd., Trans Clal Trade Ltd.

RICHARD ARMONN              Education - University.
TEL-AVIV                    Chairman of the Israel-Romania Chamber of Commerce and Industry.
                            Director: Elhana Ltd. and various companies associated with Romania.

AVI OLSHANSKY               Education - University. Economic and financial consultant, project promotion and
TEL-AVIV                    development.
                            Chairman of A. Olshansky Consulting Ltd.
                            Director in the following companies:  Azorim Investment Development & Construction Company
                            Ltd.  Gemel Grinding Wheels Sarid Ltd. - Kibbutz Sarid, Kibbutz Zoraa - the business sector, Active Systems Ltd., Asif Provident Funds Management Company Ltd.

YAACOV AIZNER               Education - University. Real estate development.
JERUSALEM                   Director of the Bank since August 15, 2002
                            Director in Sadot Binyamina Ltd.


SHULAMIT ESHBOL             Attorney and CPA. Director of the Bank since November 10, 2002
ZICHRON YAAKOV

HILLEL ASHKENAZY            Attorney.
JERUSALEM                   Director in the following companies: Aman Holdings (Systems and Assets Ltd.), C.D.I.
                            Systems (1992) Ltd., Hanan (Management and Assets) Ltd.

YEHESKEL BEINISCH           Attorney
JERUSALEM                   Director of the Bank since November 10, 2002

EPHRAT BRONFELD             Education - University
GIVATAIM                    Director of the Bank since December 26, 2002.
                            Director in the following companies: Yahav Massad Mutual Funds Ltd., Okinawa Advanced
                            Industries Ltd.,  Arel Communications and Software Ltd.

MOSHE GAVISH                Attorney and Manager of companies.
TEL-AVIV                    Director of the Bank since November 10, 2002
                            Director in the following companies: Ma'alot, Bituach Yashir, Afikim Hashkaot G.G. (2000)
                            Ltd., Innoventions, Allium Ltd.

EHUD GREEN                  Attorney
JERUSALEM                   Director of the Bank since December 26, 2002.

BEN-ZION DAGAN              Education - University
JERUSALEM                   Director of the Bank since July 8, 2002

During 2004, the Board of Directors held 12 plenum meetings while its sub-committees held 33 meetings.


The Board of Directors wishes to thank the Bank's management and employees for achieving goals and for their contribution to the Bank's accomplishments under constraints of cutbacks in manpower and in expenses.





-------------------------------------------
DR. RAANAN COHEN
Chairman of the Board



Tel-Aviv, February 28, 2005

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS OF THE
BANK
--------------------------------------------------------------------------------

The following tables provide multi-period data on the development of the Bank's business position and the results of its operations:

                                    CONTENTS

                                                                                              Exhibit
                                                                                              -------
Balance sheets - Multi-period data as at end of the years 2000 - 2004                           A

Statements of income - Multi-period data for the years 2000 - 2004                              B

Rates of financing income and expenses                                                          C

Analysis of exposure to fluctuations in interest rates                                          D

Overall risk of credit to the public - by economic sectors                                      E

Multi-quarter data 2003 - 2004 - Condensed quarterly balance sheets  for 2003 and 2004          F

Condensed quarterly statements of income for 2003 and 2004                                      G

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A

BALANCE SHEETS - MULTI-PERIOD DATA AS AT END OF THE YEARS  2000 - 2004

                                                   AS OF DECEMBER 31
                               -----------------------------------------------------------
                                 2004        2003         2002         2001         2000
                               -------     --------     --------     --------     --------
                               REPORTED      AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION
                               AMOUNTS*        ACCORDING TO THE CPI OF DECEMBER 2003
                               -------     -----------------------------------------------
                                 NIS         NIS           NIS          NIS          NIS
                               MILLIONS    MILLIONS     MILLIONS     MILLIONS     MILLIONS
                               -------     --------     --------     --------     --------
ASSETS
Cash and deposits
 with banks                      117.9        143.9        243.6        725.2        761.0
Securities                        60.0         85.4         71.6        238.1        221.3
Credit to the public           7,993.4      9,189.6     10,908.1     12,223.3     11,426.6
Credit to governments             72.7        105.2        188.1        237.9        271.3
Investment in affiliates             -            -          0.9          1.4          2.6
Fixed assets                       1.9          4.7         10.2         12.9         13.9
Other assets                      26.0         28.2         51.8        204.1        109.7
Perpetual deposits
 with the Israeli Treasury       806.5        799.3        799.9        798.5        798.4
                               -------     --------     --------     --------     --------

Total assets                   9,078.4     10,356.3     12,274.2     14,441.4     13,604.8
                               =======     ========     ========     ========     ========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits of the public           405.3        620.0      1,291.4      4,346.4      4,021.9
Deposits of banks              1,428.0      2,172.7      2,470.6        909.2        849.5
Deposits of the
 Government                    6,654.6      6,949.3      7,711.5      7,836.8      7,419.3
Debentures and
 capital notes                    25.3         28.2         35.2         35.2         48.9
Perpetual deposit                  0.1          0.1          0.1          0.1          0.1
Other liabilities                 56.8         76.2        156.2        276.0        193.9
                               -------     --------     --------     --------     --------

Total liabilities              8,570.1      9,846.5     11,665.0     13,403.7     12,533.6
                               -------     --------     --------     --------     --------

Non-participating
 shares                          309.1        314.2        333.5        331.1        307.3
Shareholders' equity             199.2        195.6        275.7        706.6        763.9
                               -------     --------     --------     --------     --------

Total liabilities and
 shareholders' equity          9,078.4     10,356.3     12,274.2     14,441.4     13,604.8
                               =======     ========     ========     ========     ========



(*) Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT B

STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2000 - 2004

                                                    AS OF DECEMBER 31
                                     ------------------------------------------------
                                     2004       2003       2002       2001       2000
                                     ----      -----      -----      -----      -----
                                                    AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION
                                    REPORTED AMOUNTS*  ACCORDING TO THE CPI OF DECEMBER 2003
                                     ---------------      ---------------------------
                                     NIS       NIS        NIS        NIS        NIS
                                   MILLIONS  MILLIONS   MILLIONS   MILLIONS   MILLIONS
                                     ----      -----      -----      -----      -----
Profit from financing
 operations before allowance
 for doubtful debts                  66.2       70.1       79.5      164.0      118.4
Allowance for doubtful debts         70.2      129.8      401.8      124.5       31.2
                                     ----      -----      -----      -----      -----
Profit (loss) from financing
 operations after allowance
 for doubtful debts                  (4.0)     (59.7)    (322.3)      39.5       87.2
                                     ----      -----      -----      -----      -----

OPERATING AND OTHER INCOME -
Operating commissions                 4.1        6.5       12.3       15.3       13.5
Gains (losses) from
 investments in shares               41.5       10.3       (4.2)       2.2       13.3
Other income                          4.6        5.5        4.1        4.3        6.4
                                     ----      -----      -----      -----      -----
Total operating and other income     50.2       22.3       12.2       21.8       33.2
                                     ----      -----      -----      -----      -----

OPERATING AND OTHER EXPENSES -
Salaries and related expenses        19.7       33.7       49.7       57.6       52.7
Expenses (income) in respect of
 employee retirement                 (0.8)      (1.5)      35.7          -          -
Maintenance and depreciation
 of premises and equipment            5.7       11.8       14.7       16.4       15.2
Other expenses                       20.4       20.7       19.7       19.0       17.1
                                     ----      -----      -----      -----      -----
Total operating and other
expenses                             45.0       64.7      119.8       93.0       85.0
                                     ----      -----      -----      -----      -----

Operating profit (loss)
 before taxes on income               1.2     (102.1)    (429.9)     (31.7)      35.4
Erosions and adjustments**              -       (4.5)         -          -          -
                                     ----      -----      -----      -----      -----
Operating profit (loss)
 before taxes on income               1.2  ***(106.6)    (429.9)     (31.7)      35.4
Taxes on income (tax benefit)           -  ***  (2.7)      (0.4)       0.3        6.3
                                     ----      -----      -----      -----      -----
Operating profit (loss) after
 taxes on income                      1.2  ***(103.9)    (429.5)     (32.0)      29.1
OTHER ITEMS
Special income from the
 Israeli Treasury                       -          -        6.4       14.9       14.3
Share in earnings (losses) of
 affiliates net of related taxes        -  ***  (0.4)      (0.5)      (3.3)       4.1
Capital gain (loss), net              0.2  ***  (0.1)       0.1          -          -
Net gain on sale of
 investment in an affiliate             -          -          -          -        0.7
                                     ----      -----      -----      -----      -----
Total other items                     0.2  ***  (0.5)       6.0       11.6       19.1
                                     ----      -----      -----      -----      -----
NET EARNINGS (LOSS) FOR THE YEAR      1.4  ***(104.4)    (423.5)     (20.4)      48.3
                                     ====      =====      =====      =====      =====

NET EARNINGS (LOSS) PER AN
AMOUNT EQUAL TO $1 OF THE PAR
 VALUE OF -

                                      NIS        NIS        NIS        NIS        NIS
"C" "CC" and "CC1"
 preference shares                   0.02      (1.79)     (7.23)     (0.27)      0.90
"A" ordinary shares                  0.02      (1.79)     (7.37)     (0.62)      0.59
Preferred ordinary shares            0.02      (1.79)     (7.37)     (0.54)      0.65

* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

     For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

*** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT C

RATES OF FINANCING INCOME AND EXPENSES (1)
Reported amounts*

                                                                                     2004
                                                            ----------------------------------------------------
                                                                                         RATE OF INCOME RATE OF INCOME
                                                                            FINANCING      (EXPENSES)     (EXPENSES)
                                                            AVERAGE          INCOME      NOT INCLUDING    INCLUDING
                                                          BALANCE (2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                            -------          -----           ----           ----
                                                                 NIS MILLIONS                  %              %
                                                            ----------------------           ----           ----
ISRAELI CURRENCY - NON-LINKED
Assets                                                        942.2           64.2           6.81
Effect of derivatives ALM (3)                                 524.3           34.4
                                                            -------          -----
Total assets                                                1,466.7           98.6                          6.72
Liabilities                                                 1,946.6          (83.4)         (4.28)         (4.28)
                                                                                             ----           ----
Interest margin                                                                              2.53           2.44
                                                                                             ----           ----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                        974.5           63.1           6.48           6.48
Liabilities                                                   617.5          (25.5)         (4.13)
Effect of derivatives ALM (3)                                 194.4           (8.9)
                                                            -------          -----
Total liabilities                                             811.9          (34.4)                        (4.24)
                                                                                             ----           ----
Interest margin                                                                              2.35           2.24
                                                                                             ----           ----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      7,160.8          402.0           5.61
Effect of derivatives ALM (3)                                 127.2           16.9
                                                            -------          -----
Total assets                                                7,288.0          418.9                          5.75
Liabilities                                                 6,759.3         (375.4)         (5.55)
Effect of derivatives ALM (3)                                 457.1          (38.0)
                                                            -------          -----
Total liabilities                                           7,216.4         (413.4)                        (5.73)
                                                                                             ----           ----
Interest margin                                                                              0.06           0.02
                                                                                             ----           ----

TOTAL
Monetary assets generating income                           9,077.7          529.3           5.83
Effect of derivatives ALM (3)                                 651.5           51.3
                                                            -------          -----

Total monetary assets                                       9,729.2          580.6                          5.97
Monetary liabilities generating financing expenses          9,323.4         (484.3)         (5.19)
Effect of derivatives ALM (3)                                 651.5          (46.9)
                                                            -------          -----
Total liabilities                                           9,974.9         (531.2)                        (5.33)
                                                                                             ----           ----
Interest margin                                                                              0.64           0.64
                                                                                             ----           ----

                                                                                          2003
                                                            -----------------------------------------------------------
                                                                                             RATE OF INCOME   RATE OF INCOME
                                                                               FINANCING       (EXPENSES)       (EXPENSES)
                                                             AVERAGE            INCOME       NOT INCLUDING      INCLUDING
                                                           BALANCE (2)        (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                            ---------          -------           ------           -----
                                                                   NIS MILLIONS                     %                %
                                                            --------------------------           ------           -----
ISRAELI CURRENCY - NON-LINKED
Assets                                                        1,323.5            117.3             8.86
Effect of derivatives ALM (3)                                   687.0             53.7
                                                            ---------          -------
Total assets                                                  2,010.5            171.0                             8.51
Liabilities                                                   2,393.5           (195.4)           (8.16)          (8.16)
                                                                                                 ------           -----
Interest margin                                                                                    0.70            0.35
                                                                                                 ------           -----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                        1,347.8             38.4             2.85            2.85
Liabilities                                                   1,116.2            (12.0)           (1.08)
Effect of derivatives ALM (3)                                    90.5             (1.1)
                                                            ---------          -------
Total liabilities                                             1,206.7            (13.1)                           (1.09)
                                                                                                 ------           -----
Interest margin                                                                                    1.77            1.76
                                                                                                 ------           -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                        7,924.0            (15.7)           (0.20)
Effect of derivatives ALM (3)                                   182.5              3.3
                                                            ---------          -------
Total assets                                                  8.106.5            (12.4)                           (0.15)
Liabilities                                                   7,230.1             43.1             0.60
Effect of derivatives ALM (3)                                   779.0            (13.8)
                                                            ---------          -------
Total liabilities                                             8,009.1             29.3                             0.37
                                                                                                 ------           -----
Interest margin                                                                                    0.40            0.22
                                                                                                 ------           -----

TOTAL
Monetary assets generating income                            10,595.3            140.0             1.32
Effect of derivatives ALM (3)                                   869.5             57.0
                                                            ---------          -------

Total monetary assets                                        11,464.8            197.0                             1.72
Monetary liabilities generating financing expenses           10,739.8           (164.3)           (1.53)
Effect of derivatives ALM (3)                                   869.5            (14.9)
                                                            ---------          -------
Total liabilities                                            11,609.3           (179.2)                           (1.54)
                                                                                                 ------           -----
Interest margin                                                                                   (0.21)           0.18
                                                                                                 ------           -----



See page 30 for footnotes relating to rates of financing income and expenses

* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

     For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts*

                                                                                     2004
                                                            ----------------------------------------------------
                                                                                        RATE OF INCOME RATE OF INCOME
                                                                            FINANCING      (EXPENSES)     (EXPENSES)
                                                            AVERAGE          INCOME      NOT INCLUDING    INCLUDING
                                                          BALANCE (2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                            -------          -----           ----           ----
                                                                 NIS MILLIONS                  %              %
                                                            ----------------------           ----           ----
In respect of options                                                          0.6
Financing commissions and other financing income                              27.8
Other financing expenses                                                     (11.6)
                                                                             -----
Profit from financing operations before allowance
for doubtful debts                                                            66.2
Allowance for doubtful debts (including general
 and supplementary  and general allowances)                                  (70.2)
                                                                             -----

Loss from financing operations after
 allowance for doubtful debts                                                 (4.0)
Other monetary assets                                         852.9
General and supplementary allowances for
 doubtful debts                                               (76.8)

Non-monetary assets                                            74.3
                                                            -------
Total assets                                                9,928.1
                                                            =======


Other monetary liabilities                                     90.3
Non-monetary liabilities                                        1.8
Capital resources                                             512.6
                                                            -------


Total liabilities and capital resources                     9,928.1
                                                            =======


                                                                                          2003
                                                            -----------------------------------------------------------
                                                                                             RATE OF INCOME   RATE OF INCOME
                                                                               FINANCING       (EXPENSES)       (EXPENSES)
                                                             AVERAGE           INCOME         NOT INCLUDING     INCLUDING
                                                           BALANCE (2)        (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                            ---------          -------           ------           -----
                                                                   NIS MILLIONS                     %                %
                                                            --------------------------           ------           -----
In respect of options                                                              5.1
Financing commissions and other financing income                                  61.4
Other financing expenses                                                         (14.2)
                                                                                ------
Profit from financing operations before allowance
for doubtful debts                                                                70.1
Allowance for doubtful debts (including general
 and supplementary  and general allowances)                                     (129.8)
                                                                                ------

Loss from financing operations after
 allowance for doubtful debts                                                    (59.7)
Other monetary assets                                           880.2
General and supplementary allowances for
 doubtful debts                                                 (85.3)


Non-monetary assets                                              64.3
                                                             --------
Total assets                                                 11,454.5
                                                             ========


Other monetary liabilities                                      139.3
Non-monetary liabilities                                          5.8
Capital resources                                               569.6
                                                             --------


Total liabilities and capital resources                      11,454.5
                                                             ========



See page 30 for footnotes relating to rates of financing income and expenses

* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

     For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1)
IN TERMS OF US DOLLARS

                                                                                     2004
                                                            ----------------------------------------------------
                                                                                        RATE OF INCOME RATE OF INCOME
                                                                            FINANCING      (EXPENSES)     (EXPENSES)
                                                            AVERAGE          INCOME      NOT INCLUDING    INCLUDING
                                                          BALANCE (2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                            -------          -----           ----           ----
                                                                   $ MILLIONS                  %              %
                                                            ----------------------           ----           ----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,595.1          104.8           6.57
Effect of derivatives ALM (3)                                  28.3            0.2
                                                            -------          -----
Total assets                                                1,623.4          105.0                          6.47
Liabilities                                                 1,505.7         (102.2)         (6.79)
Effect of derivatives ALM (3)                                 101.8           (0.6)
                                                            -------          -----
Total liabilities                                           1,607.5         (102.8)                         (6.4)
                                                                                            -----           ----
Interest margin                                                                             (0.22)          0.07
                                                                                            -----           ----


                                                                                          2003
                                                            -----------------------------------------------------------
                                                                                             RATE OF INCOME   RATE OF INCOME
                                                                              FINANCING        (EXPENSES)       (EXPENSES)
                                                             AVERAGE           INCOME         NOT INCLUDING     INCLUDING
                                                           BALANCE (2)        (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                            ---------          -------           ------           -----
                                                                     $ MILLIONS                     %                %
                                                            --------------------------           ------           -----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                        1,725.7            113.2             6.56
Effect of derivatives ALM (3)                                    39.7              0.8
                                                              -------            -----
Total assets                                                  1,765.4            114.0                             6.46
Liabilities                                                   1,575.2           (106.1)           (6.74)
Effect of derivatives ALM (3)                                   169.0             (2.2)
                                                              -------            -----
Total liabilities                                             1,744.2           (108.3)                           (6.21)
                                                                                                  -----           -----
Interest margin                                                                                   (0.18)           0.25
                                                                                                  -----           -----


Full data of rates of income and expenses per segment, according to balance sheet classification, are available on request.

FOOTNOTES:

(1) The data in this table is presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which income (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

                                   Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

                                                                       EXHIBIT D

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS OF DECEMBER 31, 2004 Reported amounts***

                                                                       DECEMBER 31, 2004
                                   ---------------------------------------------------------------------------------------
                                     ON          FROM        FROM         FROM          FROM                        FROM
                                   DEMAND        ONE TO    THREE TO      ONE TO       THREE TO        FROM         TEN TO
                                  AND UP TO      THREE      TWELVE        THREE         FIVE        FIVE TO        TWENTY
                                  ONE MONTH      MONTHS     MONTHS        YEARS         YEARS       TEN YEARS       YEARS
                                   -------       -----       -----       -------       -------       -------       -------
                                                                         NIS millions
                                   ---------------------------------------------------------------------------------------
ISRAELI CURRENCY - NON LINKED
Total assets                         735.6         0.3        25.8          16.1             -             -             -
Total liabilities                  1,577.5        13.2        29.0             -             -             -             -
                                   -------       -----       -----       -------       -------       -------       -------
Difference                          (841.9)      (12.9)       (3.2)         16.1             -             -             -
Effect of future
transactions                         233.9        54.4       117.9             -             -             -             -
Exposure to interest rate
fluctuations                        (608.0)       41.5       114.7          16.1             -             -             -
Segment cumulative exposure         (608.0)     (566.5)     (451.8)       (435.7)       (435.7)       (435.7)       (435.7)
                                   -------       -----       -----       -------       -------       -------       -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                          31.3        24.5       126.6         264.8         110.7         154.4          42.8
Total liabilities                      5.8        17.1       111.4         179.2          88.9         150.3           2.3
                                   -------       -----       -----       -------       -------       -------       -------
Difference                            25.5         7.4        15.2          85.6          21.8           4.1          40.5
Effect of future transactions            -       (25.1)     (117.9)            -             -             -             -
                                   -------       -----       -----       -------       -------       -------       -------
Exposure to interest rate
fluctuations                          25.5       (17.7)     (102.7)         85.6          21.8           4.1          40.5
Segment cumulative exposure           25.5         7.8       (94.9)         (9.3)         12.5          16.6          57.1
                                   -------       -----       -----       -------       -------       -------       -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                         251.1       206.8       490.1       1,119.4         937.3       1,803.1       1,854.6
Total liabilities                     44.6       152.2       479.5       1,104.6         935.8       1,803.6       1,858.7
                                   -------       -----       -----       -------       -------       -------       -------
Difference                           206.5        54.6        10.6          14.8           1.5          (0.5)         (4.2)
Effect of future transactions       (233.9)      (29.3)          -             -             -             -             -
                                   -------       -----       -----       -------       -------       -------       -------
Exposure to interest rate
fluctuations                         (27.4)       25.3        10.6          14.8           1.5          (0.5)         (4.2)
Segment cumulative exposure          (27.4)       (2.1)        8.5          23.3          24.8          24.3          20.1
                                   -------       -----       -----       -------       -------       -------       -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                     1,017.9       231.6       642.5       1,400.3       1,048.0       1,957.5       1,897.4
Total liabilities                 (1,627.9)      182.5       619.9       1,283.8       1,024.7       1,953.9       1,861.0
                                   -------       -----       -----       -------       -------       -------       -------
Difference                          (610.0)       49.1        22.6         116.5          23.3           3.6         (36.4)
Exposure to interest rate
fluctuations                        (610.0)       49.1        22.6         116.5          23.3           3.6         (36.4)
                                   -------       -----       -----       -------       -------       -------       -------
Cumulative exposure                 (610.0)     (560.9)     (538.3)       (421.8)       (398.5)       (395.0)       (358.5)
                                   -------       -----       -----       -------       -------       -------       -------

                                                DECEMBER 31, 2004                              DECEMBER 31, 2003
                                   -----------------------------------------------------      -------------------
                                              WITHOUT
                                   OVER        FIXED                   INTERNAL              INTERNAL
                                  TWENTY      MATURITY                 RATE OF   AVERAGE     RATE OF      AVERAGE
                                   YEARS       DATE *       TOTAL       RETURN   DURATION     RETURN      DURATION
                                   -----       -----       -------       ----      ----       ------       ------
                                              NIS millions                 %       YEARS         %         YEARS
                                   -------------------------------       ----      ----       ------       ------
ISRAELI CURRENCY - NON LINKED
Total assets                           -           -         777.8       7.06      0.12         9.33         0.13
Total liabilities                      -         0.1       1,619.8       3.80      0.09         5.32         0.11
                                   -----       -----       -------       ----      ----       ------       ------
Difference                             -        (0.1)       (842.0)      3.26      0.03         4.01         0.02
Effect of future
transactions                           -           -         406.2
Exposure to interest rate
fluctuations                           -        (0.1)       (435.8)
Segment cumulative exposure       (435.7)     (435.8)       (435.8)
                                   -----       -----       -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                           -       806.5       1,561.6       5.38      3.61         5.61         3.41
Total liabilities                      -           -         555.0       2.74      3.50         2.81         3.24
                                   -----       -----       -------       ----      ----       ------       ------
Difference                             -       806.5       1,006.6       2.64      0.11         2.80         0.17
Effect of future transactions          -           -        (143.0)
                                   -----       -----       -------
Exposure to interest rate
fluctuations                           -       806.5         863.6
Segment cumulative exposure         57.1       863.6         863.6
                                   -----       -----       -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                        14.1           -       6,677.2       7.13      6.87         7.12         6.80
Total liabilities                   14.9           -       6,394.0       7.10      6.90         7.09         6.82
                                   -----       -----       -------       ----      ----       ------       ------
Difference                          (0.1)          -         283.2       0.03     (0.03)        0.03        (0.02)
Effect of future transactions          -           -        (263.2)
                                   -----       -----       -------
Exposure to interest rate
fluctuations                        (0.1)          -          20.0
Segment cumulative exposure         20.0        20.0          20.0
                                   -----       -----       -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                      14.8       862.8       9,072.9       6.82      5.72            -         5.41
Total liabilities                   14.9         0.1       8,568.8       6.19      5.39            -         4.94
                                   -----       -----       -------       ----      ----       ------       ------
Difference                          (0.1)      862.7         504.1       0.63      0.33            -         0.47
Exposure to interest rate
fluctuations                        (0.1)      862.7         504.1
                                   -----       -----       -------
Cumulative exposure               (358.6)      504.1         504.1
                                   -----       -----       -------



General notes -

1. The data classified according to maturity date, presented above, represents the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2. The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

3.   The table does not include the effect of early repayments.

* The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.

** Including shares, which are stated in the "without fixed maturity date" column.

*** Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT E

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS


                                                                                     DECEMBER 31, 2004
                                                      ----------------------------------------------------------------------------
                                                                                     REPORTED AMOUNTS*
                                                      ----------------------------------------------------------------------------
                                                                                                         ANNUAL
                                                                                                       EXPENSE FOR
                                                                     OFF-BALANCE     TOTAL RISK OF    THE SPECIFIC       BALANCE OF
                                                   BALANCE SHEET     CREDIT SHEET      CREDIT TO     ALLOWANCE FOR       PROBLEMATIC
                                                   CREDIT RISK (1)     RISK (2)         PUBLIC       DOUBTFUL DEBTS        DEBTS (3)
                                                      -------          -------          -------          -------           -------
                                                                                       NIS MILLIONS
                                                      ----------------------------------------------------------------------------
Agriculture                                              14.9              0.3             15.2              0.7              10.6
Industry                                                595.4             53.5            648.9             29.8             331.4
Construction and real estate                            447.3             84.2            531.5             24.3             395.1
Electricity                                           6,341.9              4.6          6,346.5              2.6              86.1
Commerce                                                 65.7              9.5             75.2              4.2              32.8
Restaurants and hotels                                   42.3              2.5             44.8              0.5              35.1
Transport and storage                                    32.4                -             32.4                -               0.2
Communications and computer services                     44.2              0.1             44.3             (0.5)             18.8
Financial services                                      159.8             98.0            257.8              4.7              83.1
Other business services                                 127.3              2.3            129.6             10.6              43.3
Public and community services                           184.9              1.2            186.1              1.1              88.8
Private households                                        9.7                -              9.7              1.1               0.8
                                                      -------          -------          -------          -------           -------
Total                                                 8,065.8            256.2          8,322.0             79.1           1,126.1
                                                      =======          =======          =======          =======           =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                   291.5              5.6            297.1             (1.8)            124.7
Local authorities and entities controlled by
them                                                     22.5                -             22.5                -               1.9


                                                                                     DECEMBER 31, 2003
                                                      ----------------------------------------------------------------------------
                                                                                     ADJUSTED AMOUNTS**
                                                      ----------------------------------------------------------------------------
                                                                                                         ANNUAL
                                                                                                       EXPENSE FOR
                                                                     OFF-BALANCE     TOTAL RISK OF    THE SPECIFIC       BALANCE OF
                                                   BALANCE SHEET     CREDIT SHEET      CREDIT TO     ALLOWANCE FOR       PROBLEMATIC
                                                   CREDIT RISK (1)     RISK (2)         PUBLIC       DOUBTFUL DEBTS        DEBTS (3)
                                                      -------          -------          -------          -------           -------
                                                                                       NIS MILLIONS
                                                      ----------------------------------------------------------------------------
Agriculture                                              25.0                -             25.0                -               7.7
Industry                                                922.5             90.5          1,013.0             66.1             471.3
Construction and real estate                            524.9            135.3            660.2             18.8             433.8
Electricity                                           6,575.2             17.7          6,593.9              1.2              66.6
Commerce                                                 97.5              6.1            103.6              4.9              47.3
Restaurants and hotels                                   83.1             31.9            115.0              6.8              77.0
Transport and storage                                    90.5              0.2             90.8              0.1               0.2
Communications and computer services                     93.5              8.8            102.3              7.8              29.4
Financial services                                      344.8            109.2            454.0             10.0             121.1
Other business services                                 264.9              2.8            267.7              6.7              43.6
Public and community services                           233.8              1.3            235.1             11.5             146.6
Private households                                       27.5              0.8             28.2                -               2.8
                                                      -------          -------          -------          -------           -------
Total                                                 9,283.2            404.6          9,688.8            133.9           1,447.4
                                                      =======          =======          =======          =======           =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                   345.7              5.4            351.1             10.2             163.3
Local authorities and entities controlled by
them                                                     16.9                -             28.6                -               1.9



* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

(1) Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3) Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT F

CONDENSED QUARTERLY BALANCE SHEETS FOR 2003 AND 2004

YEAR                                                                      2004
                                                  --------------------------------------------------

                                                                    REPORTED AMOUNTS*
                                                  --------------------------------------------------
QUARTER                                               1             2             3             4
                                                  --------      --------      --------      --------
                                                                      NIS MILLIONS
                                                  --------------------------------------------------
ASSETS
Cash and deposits with banks                         110.5         143.8         110.4         117.9
Securities                                            79.7          75.4          65.7          60.0
Credit to the public                               9,117.5       8,801.7       8,519.5       7,993.4
Credit to governments                                 98.3          88.0          84.2          72.7
Investment in affiliates                                 -             -             -             -
Fixed assets                                           3.8           2.9           2.3           1.9
Other assets                                          24.8          21.3          26.2          26.0
Perpetual deposits with the Israeli Treasury         797.7         808.9         808.9         806.5
                                                  --------      --------      --------      --------
Total assets                                      10,232.3       9,942.0       9,617.2       9,078.4
                                                  ========      ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                               571.8         525.6         509.7         405.3
Deposits of banks                                  1,933.0       1,791.7       1,540.3       1,428.0
Deposits of the Government                         7,120.8       7,024.3       6,975.6       6,654.6
Perpetual deposit                                      0.1           0.1           0.1           0.1
Capital notes                                         29.7          29.0          29.4          25.3
Other liabilities                                     71.7          57.5          55.1          56.8
                                                  --------      --------      --------      --------
Total liabilities                                  9,727.1       9,428.2       9,110.2       8,570.1
                                                  ========      ========      ========      ========

Non-participating shares                             324.9         322.7         321.6         309.1
Shareholders' equity                                 180.3         191.1         185.4         199.2
                                                  --------      --------      --------      --------

Total liabilities and shareholders' equity        10,232.3       9,942.0       9,617.2       9,078.4
                                                  ========      ========      ========      ========


                                                                          2003
                                                  --------------------------------------------------
                                                 AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION ACCORDING
                                                               TO THE CPI OF DECEMBER 2003
                                                  --------------------------------------------------
                                                       1             2             3             4
                                                  --------      --------      --------      --------
                                                                    NIS MILLIONS
                                                  --------------------------------------------------
ASSETS
Cash and deposits with banks                         169.8         114.0         101.3         143.9
Securities                                            75.1          98.2          81.2          85.4
Credit to the public                              10,381.0       9,544.7       9,526.8       9,189.6
Credit to governments                                179.9         134.7         139.0         105.2
Investment in affiliates                               0.9           0.9             -             -
Fixed assets                                           8.7           7.2           5.7           4.7
Other assets                                          76.0          46.5          33.2          28.2
Perpetual deposits with the Israeli Treasury         796.1         802.4         801.7         799.3
                                                  --------      --------      --------      --------
Total assets                                      11,687.5      10,748.6      10,688.9      10,356.3
                                                  ========      ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                               962.7         757.4         657.3         620.0
Deposits of banks                                  2,445.9       2,314.2       2,172.7       2,172.7
Deposits of the Government                         7,552.4       7,029.5       7,238.2       6,949.3
Perpetual deposit                                      0.1           0.1           0.1           0.1
Capital notes                                         35.2          27.4          29.1          28.2
Other liabilities                                    106.6          75.9          79.1          76.2
                                                  --------      --------      --------      --------
Total liabilities                                 11,102.9      10,204.5      10,176.5       9,846.5
                                                  ========      ========      ========      ========

Non-participating shares                             327.4         305.1         317.4         314.2
Shareholders' equity                                 257.2         239.0         195.0         195.6
                                                  --------      --------      --------      --------

Total liabilities and shareholders' equity        11,687.5      10,748.6      10,688.9      10,356.3
                                                  ========      ========      ========      ========



* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT G

CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2003 AND 2004
Reported amounts*

YEAR                                                              2004                                    2003
                                                   ---------------------------------      ----------------------------------
QUARTER                                              1         2         3        4         1         2         3         4
                                                   ----      ----      ----     ----      ----      ----      ----      ----
                                                               NIS MILLIONS                           NIS MILLIONS
                                                   ---------------------------------      ----------------------------------

Profit from financing operations before
 allowance for doubtful debts                      17.6      20.9      12.1     15.6       9.3       8.2      13.2      39.4
Allowance for doubtful debts                       18.1      21.1       9.8     21.2      19.5      47.7      25.4      37.2
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Profit (loss) from financing operations after
 allowance for doubtful debts                      (0.5)     (0.2)      2.3     (5.6)    (10.2)    (39.5)    (12.2)      2.2
                                                   ----      ----      ----     ----      ----      ----      ----      ----
OPERATING AND OTHER INCOME
Operating commissions                               0.9       1.0       1.4      0.8      *1.8      *1.8       1.2       1.7
Gains from investments in shares                    9.0       7.4       8.2     16.9       0.3       3.7         -       6.3
Other income                                        1.6       0.7       0.9      1.4       1.5       2.5       0.9       0.6
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Total operating and other income                   11.5       9.1      10.5     19.1       3.6       8.0       2.1       8.6
                                                   ----      ----      ----     ----      ----      ----      ----      ----
OPERATING AND OTHER EXPENSES
Salaries and related expenses                       6.4       5.5       5.3      2.5       9.7       8.1       9.1       6.8
Expenses (income) in respect of employee
retirement                                            -      (1.7)        -      0.9         -      (2.0)        -       0.5
Maintenance and depreciation of premises and
equipment                                           1.6       1.3       1.7      1.1       3.4       3.8       2.9       1.7
Other expenses                                      4.8       5.3       5.2      5.1       5.0       4.2       4.7       6.8
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Total operating and other expenses                 12.8      10.4      12.2      9.6      18.1      14.1      16.7      15.8
                                                   ----      ----      ----     ----      ----      ----      ----      ----

Operating profit (loss) before taxes on income     (1.8)     (1.5)      0.6      3.9     (24.7)    (45.6)    (26.8)     (5.0)
Erosions and adjustments**                            -         -         -        -       0.5      (4.6)      0.6      (1.0)
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Operating profit (loss) before taxes on income     (1.8)     (1.5)      0.6      3.9  ***(24.2) ***(50.2) ***(26.2) *** (6.0)
Taxes on income (tax savings)                         -         -         -        -  ***    -  *** (2.7) ***    -  ***    -
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Operating profit (loss) after taxes on income      (1.8)     (1.5)      0.6      3.9  ***(24.2) ***(47.5) ***(26.2) *** (6.0)
                                                   ----      ----      ----     ----      ----      ----      ----      ----
OTHER ITEMS
Capital gain (loss)                                   -       0.2         -        -  ***  0.1  ***    -  *** (0.4) *** (0.2)
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Total other items                                     -       0.2         -        -  ***  0.1  ***    -  *** (0.4) *** (0.2)
                                                   ----      ----      ----     ----      ----      ----      ----      ----
Net earnings (loss) for the period                 (1.8)     (1.3)      0.6      3.9  ***(24.1) ***(47.5) ***(26.6) *** (6.2)
                                                   ====      ====      ====     ====      ====      ====      ====      ====

                                                                   NIS                                    NIS
                                                   ---------------------------------      ----------------------------------
EARNINGS (LOSS) PER AN AMOUNT EQUAL TO$1 OF THE PAR
VALUE OF -
"C", "CC" and "CC1" preference shares             (0.03)    (0.02)     0.01     0.06     (0.40)    (0.82)    (0.46)    (0.11)
"A" ordinary shares                               (0.03)    (0.02)     0.01     0.06     (0.40)    (0.82)    (0.46)    (0.11)
Preferred ordinary shares                         (0.03)    (0.02)     0.01     0.06     (0.40)    (0.92)    (0.46)    (0.11)


* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

     For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

*** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT AND BOARD OF DIRECTORS STATEMENT REGARDING THEIR RESPONSIBILITY FOR THE ANNUAL REPORT
--------------------------------------------------------------------------------


The Management of the Bank has prepared the annual report and is responsible for its suitability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements also requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure suitable standards for the Bank's financial reporting, Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their soundness is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that, it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision of the amount of resources to be invested in operating the control procedures must, by its nature, be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the Companies Law, is responsible for the financial statements and their approval, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The General Manager is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and is subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, KPMG Somekh Chaikin, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulation (Manner of Auditors' Performance), 1973 and certain auditing standards promulgated by the Institute of Certified Public Accountants in the USA, the use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their audit was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the Supervisor of Banks. Pursuant to Section 170 of the Companies Law, the auditors are responsible to the Bank and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the Management Review (henceforth - the ancillary information) was given to the external auditors for their inspection, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their audit. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those that they considered necessary for the purpose of auditing the financial statements.

---------------------              ---------------               ---------------
DR. RAANAN COHEN                   URI GALILI                    RIMON SHMAYA
Chairman of the Board              General Manager               Comptroller



DATE OF APPROVAL OF THE REPORT:  February 28, 2005

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2004

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------


CONTENTS

                                                                          PAGE

Auditors' Report                                                           38

Balance Sheets                                                             40

Statements of Income                                                       42

Statement of Shareholders' Equity                                          43

Statements of Cash Flows                                                   44

Notes to the Financial Statements                                          45

[KPMG LOGO]

          Somekh Chaikin

          Mail address       Office address            Telephone  972 3 684 8000
          PO Box 609         KPMG Millennium Tower     Fax  972 3 684 8444
          Tel-Aviv 61006     17 Ha'arba'a Street
          Israel             Tel Aviv 61070
                             Israel


AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development Bank of Israel Limited (the Bank), detailed hereunder:

a.   Balance sheets as at December 31, 2004 and 2003.

b. Statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2004.

These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditors' Performance) - 1973, and standards the implementation of which in audits of banking corporations is determined in guidelines of the Supervisor of Banks. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as at December 31, 2004 and 2003, and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2004, in conformity with generally accepted accounting principles. Furthermore, these statements have, in our opinion, been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board and the directives and guidelines of the Supervisor of Banks. The financial statements for dates and reporting periods that ended through the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel and the directives and guidelines of the Supervisor of Banks.

Without qualifying our opinion, we would call attention to the following:

A.   Note 1 of the financial statements which deals with:

     1. The severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking entity. Following these liquidity problems, on August 22, 2002, the Bank petitioned the Governor of the Bank of Israel with a request for a special credit line.

     2. An interest-bearing special credit line that was provided by the Bank of Israel against the recording of a floating first-degree pledge on all the Bank's assets, except for certain assets, in favor of the Bank of Israel, the conditions of the credit line as specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003 and in the clarifications to the letters as specified in the letter of the Supervisor of Banks from March 4, 2004, all as detailed in the aforementioned note.

     3. The decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and the decision of the Ministerial Committee for Social and Economic Affairs (The social Economic Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision to adopting the "Run-Off" plan), all as detailed in the aforementioned note.

     The ability of the Bank to honor its obligations depends upon the continuation of the special credit line from the Bank of Israel and the implementation of the Government's decision to adopt the "Run-Off" plan. In the event that the supervised sale of the Bank's credit assets is completed, the Bank will cease operating as a banking corporation under its present format.

B. Note 15A of the financial statements regarding the minimum capital ratio of the Bank as of December 31, 2004, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 20 of the financial statements regarding the litigation pending against the Bank and its executive officers, and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its executive officers, all as detailed in the aforementioned note.

The financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking entity in its present format.


Somekh Chaikin
Certified Public Accountants (Isr.)

February 28, 2005

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------


                                                                2004            2003
                                                             ------------    ------------
                                                               REPORTED        ADJUSTED
                                                               AMOUNTS*       AMOUNTS**
                                                             ------------    ------------
                                                   NOTE      NIS MILLIONS    NIS MILLIONS
                                                   ----      ------------    ------------
ASSETS

Cash and deposits with banks                         2            117.9            143.9

Securities                                           3             60.0             85.4

Credit to the public                                 4          7,993.4          9,189.6

Credit to governments                                5             72.7            105.2

Fixed assets                                         6              1.9              4.7

Other assets                                         7             26.0             28.2

Perpetual deposits with the Israeli Treasury         8            806.5            799.3
                                                               --------         --------

Total assets                                                    9,078.4         10,356.3
                                                               ========         ========


* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


----------------------------------------
Dr. Raanan Cohen - Chairman of the Board

----------------------------------------
Uri Galili - General Manager

----------------------------------------
Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 28, 2005


The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited


--------------------------------------------------------------------------------


                                                                2004             2003
                                                              --------         --------
                                                              REPORTED         ADJUSTED
                                                              AMOUNTS*         AMOUNTS**
                                                              --------         --------
                                                 NOTE       NIS MILLIONS     NIS MILLIONS
                                               --------       --------         --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              9            405.3            620.0

Deposits of banks                                  10          1,428.0          2,172.7

Deposits of the Government                                     6,654.6          6,949.3

Perpetual deposit                                  11              0.1              0.1

Capital notes                                      12             25.3             28.2

Other liabilities                                  13             56.8             76.2
                                                              --------         --------

Total liabilities                                              8,570.1          9,846.5

Non-participating shares                           14            309.1            314.2

Shareholders' equity                               15            199.2            195.6
                                                              --------         --------

Total liabilities and shareholders' equity                     9,078.4         10,356.3
                                                              ========         ========



* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

** Amounts adjusted to the effect of inflation according to the CPI of December 2003.



The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                   2004        2003         2002
                                                                  -----       -----        -----
                                                                                          ADJUSTED
                                                                  REPORTED AMOUNTS*      AMOUNTS***
                                                                  -----------------        -----
                                                       NOTE   NIS MILLIONS  NIS MILLIONS NIS MILLIONS
                                                       -----      -----       -----        -----
Profit from financing operations
 before allowance for doubtful debts                    22         66.2        70.1         79.5
Allowance for doubtful debts                            4C         70.2       129.8        401.8
                                                                  -----       -----        -----
Profit (loss) from financing operations
 after allowance for doubtful debts                                (4.0)      (59.7)      (322.3)
                                                                  -----       -----        -----
OPERATING AND OTHER INCOME
Operating commissions                                   23          4.1         6.5         12.3
Gains (losses) from investments in shares               24         41.5        10.3         (4.2)
Other income                                            25          4.6         5.5          4.1
                                                                  -----       -----        -----
Total operating and other income                                   50.2        22.3         12.2
                                                                  -----       -----        -----

OPERATING AND OTHER EXPENSES
Salaries and related expenses                           26         19.7        33.7         49.7
Expenses (income) in respect of employee
 retirement                                                        (0.8)       (1.5)        35.7
Maintenance and depreciation of premises
 and equipment                                                      5.7        11.8         14.7
Other expenses                                          27         20.4        20.7         19.7
                                                                  -----       -----        -----
Total operating and other expenses                                 45.0        64.7        119.8
                                                                  -----       -----        -----
Operating profit (loss) before taxes on income                      1.2      (102.1)      (429.9)
Erosions and adjustments**                                            -        (4.5)           -
                                                                  -----       -----        -----
Operating profit (loss) before taxes on income                      1.2   ***(106.6)      (429.9)
Tax savings                                             28            -   ***  (2.7)        (0.4)
                                                                  -----       -----        -----
Operating profit (loss) after taxes on income                       1.2   ***(103.9)      (429.5)
OTHER ITEMS
Special income from the Israeli Treasury, net           30            -   ***     -          6.4
Share in losses of affiliates, net
 of related tax                                                       -   ***  (0.4)        (0.5)
Capital gain (loss), net                                            0.2   ***  (0.1)         0.1
                                                                  -----       -----        -----
                                                                    0.2   ***  (0.5)         6.0
                                                                  -----       -----        -----
NET EARNINGS (LOSS) FOR THE YEAR                                    1.4   ***(104.4)      (423.5)
                                                                  =====       =====        =====



EARNINGS (LOSS) PER SHARE (SEE NOTE 1Q)



                                  NET EARNINGS (LOSS) PER SHARE               DIVIDEND PER SHARE
                                  -----------------------------               ------------------
                                 2004          2003          2002          2004       2003     2002
                                 ----          ----          ----          ----       ----     ----
                                  NIS           NIS           NIS           NIS        NIS     NIS
                                  ---           ---           ---           ---        ---     ---
Per an amount equal to
 US$1 of the par value
 of -
"C", "CC" and "CC1"
  preference shares               0.02         (1.79)        (7.23)           -         -      0.14
"A" ordinary shares               0.02         (1.79)        (7.23)           -         -         -
Preferred ordinary shares         0.02         (1.79)        (7.23)           -         -         -

* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003. For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

*** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------


                                                                                     ADJUSTMENTS
                                         SHARE        ACCUMULATED     ACCUMULATED        FROM
                                        CAPITAL      DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                          AND         TRANSLATION     TRANSLATION    OF AVAILABLE-     RETAINED
                                        PREMIUM            OF              OF          FOR-SALE        EARNINGS          TOTAL
                                          ON          DOLLAR LINKED    CPI LINKED     SECURITIES     (ACCUMULATED    SHAREHOLDERS'
                                        SHARES         DEPOSIT(**)     DEPOSIT(**)   AT FAIR VALUE       LOSS)          EQUITY
                                        -------          -------         -------         -------        -------         -------
                                                                              NIS MILLIONS
                                        ---------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002              1,199.4           (697.5)          172.6             4.7           27.4           706.6
CHANGES DURING 2002
Net loss                                      -                -               -               -         (423.5)         (423.5)
Adjustments from
 presentation of available-
for-sale securities
 at fair value                                -                -               -             0.1              -             0.1
Translation differences
 relating to CPI-linked
 perpetual  deposit (** )                     -                -            (1.1)              -              -            (1.1)
Dividends - preference
 shares                                       -                -               -               -           (6.4)           (6.4)
                                        -------          -------         -------         -------        -------         -------
BALANCE AS OF DECEMBER 31,
2002                                    1,199.4           (697.5)          171.5             4.8         (402.5)          275.7

CHANGES DURING 2003
Net loss                                      -                -               -               -         (104.4)         (104.4)
Adjustments from
 presentation of
available-for
-sale securities at fair value                -                -               -             5.6              -             5.6
Translation differences
 relating to CPI-linked
 perpetual  deposit (** )                     -                -            18.7               -              -            18.7
                                        -------          -------         -------         -------        -------         -------

BALANCE AS OF DECEMBER 31,
2003                                    1,199.4           (697.5)          190.2            10.4         (506.9)          195.6

CHANGES DURING 2004
Net earnings                                  -                -               -               -            1.4             1.4
Adjustments from
 presentation of available-
-for-sale securities at fair
 value                                        -                -               -           (10.1)             -           (10.1)
Translation differences
 relating to CPI-linked
 perpetual  deposit (** )                     -                -            12.3               -              -            12.3
                                        -------          -------         -------         -------        -------         -------

Balance as of December 31,
2004                                    1,199.4           (697.5)          202.5             0.3         (505.5)          199.2
                                        =======          =======         =======         =======        =======         =======


(*) The balances and changes relating to 2002 and 2003 are in amounts adjusted to the effect of inflation according to the CPI of December 2003. The balances and changes relating to 2004 are in reported amounts - discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003

(**) See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------


                                                                           2004              2003               2002
                                                                          -------           -------           -------
                                                                                         AMOUNTS ADJUSTED TO THE EFFECT OF
                                                                         REPORTED           INFLATION ACCORDING TO THE
                                                                          AMOUNTS*            CPI OF DECEMBER 2003
                                                                          -------           -------------------------
                                                                       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                          -------           -------           -------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                              1.4            (104.4)           (423.5)
Adjustments to reconcile net earnings (loss) to net cash flows generated by operating activities:
Bank's share in losses of an affiliate, net of related taxes                    -               0.4               0.5
Depreciation on equipment                                                     2.9               5.3               6.8
Allowance for doubtful debts                                                 71.1             130.0             402.0
Realized and non-realized loss on adjustment
 to fair value of trading securities                                            -                 -               2.1
Loss due to impairment in value of available-for-sale debentures                -                 -               3.1
Gain on sale of available-for-sale securities                               (38.5)             (9.1)             (1.8)
Capital gain (loss)                                                          (0.2)              0.3              (0.1)
Provision for severance pay and pensions, net                                (7.0)            (12.5)             36.5
Inflationary erosion of capital notes and perpetual deposit                  (2.3)             (2.2)             (0.2)
                                                                          -------           -------           -------
Net cash inflow generated by operating activities                            27.4               7.8              25.4
                                                                          -------           -------           -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                      6.1              60.0              15.5
Trading securities, net                                                         -                 -               6.0
Available-for-sale securities, net                                           53.8              24.9             159.9
Purchase of held-to-maturity debentures                                         -                 -              (2.8)
Credit to the public, net                                                 1,124.5           1,567.4             933.7
Credit to governments, net                                                   32.5              82.9              50.0
Other assets, net                                                             2.2              23.6             152.3
Acquisition of fixed assets                                                  (0.1)             (0.2)             (4.0)
Proceeds from sale of fixed assets                                            0.2               0.1               0.1
                                                                          -------           -------           -------
Net cash inflow generated by activities
 related to assets                                                        1,219.2           1,758.7           1,310.7
                                                                          -------           -------           -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                  (0.6)             (4.9)             (0.1)
Deposits of the public, net                                                (214.7)           (671.4)         (3,055.1)
Deposits of banks, net                                                     (744.7)           (297.9)          1,561.4
Deposits of the Government, net                                            (294.7)           (762.2)           (125.3)
Redemption of debentures                                                        -                 -              (0.1)
Other liabilities, net                                                      (11.8)            (69.8)           (176.6)
Dividend paid to holders of participating shares                                -                 -              (6.4)
                                                                          -------           -------           -------
Net cash outflow generated by activities
 relating to liabilities and shareholders' equity                        (1,266.5)         (1,806.2)         (1,802.2)
                                                                          -------           -------           -------

DECREASE IN CASH                                                            (19.9)            (39.7)           (466.1)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                     115.3             155.0             621.1
                                                                          -------           -------           -------

BALANCE OF CASH AS AT END OF YEAR                                            95.4             115.3             155.0
                                                                          =======           =======           =======


* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A. DETERIORATION IN THE LIQUIDITY SITUATION, THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK, THE CREDIT LINE FROM THE BANK OF ISRAEL AND THE "RUN OFF" PLAN

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Following the liquidity problems encountered by the Bank, on July 29, 2003 the Ministerial Committee for Social and Economic Affairs (The Social-Economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The principal items of the decision are as follows:

     o The assets of the Bank are to be disposed of in a supervised process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted before it the announcement of the Governor of the Bank of Israel regarding his agreement to continue to provide a credit facility to the Bank for a period of 36 months, at an interest rate not exceeding (from then onwards) the interest rate of the Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before the Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o If after 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be repaid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider curtailing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative outline for the disposal of the asset and liability portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

     It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of disposing of the assets of the Bank within 36 months in a supervised process.

     The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     The conditions of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

     The principal conditions (as arise from combining all the aforementioned letters) are as follows:

     o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

     o The maximum amount of the credit line will decline (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

     o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its complying with the credit line decline forecast.

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

     o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

     o The total amount of credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

     o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002). See Note 16A.

     With respect to some of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005.

     Following several reductions made during 2003 and 2004 in the "Bank of Israel interest rate", this rate of interest was 3.7% p.a. on December 31, 2004.

     The utilized balance of the special credit line (not including accrued interest) was NIS 1,389 million at December 31, 2004 (compared with NIS 2,062 million as at December 31, 2003).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE "RUN OFF" PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006, by way of collection of a part of the credits and a segmented sale of some of the other credits, and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel.

     In this respect, the Board of Directors also approved an extensive and detailed efficiency plan formulated by the Bank Management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and it concentrates its activities on collection and sale of the existing credit.

     As part of the implementation of its plans, the Bank has reduced and/or completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), processing grants, operating cash and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.


     B.   DEFINITIONS

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the date of transition and less amounts subtracted after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORTING - Financial reporting in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel.

     In October 2001 the Israeli Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as of January 1, 2004. Until December 31, 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     1. Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance.

     2. All other operating items are stated at their nominal historical values.

     COMPARATIVE DATA

     STATEMENT OF INCOME - In light of the significance attributed by the Supervisor of Banks to the income and expenses from financial instruments that are included in the operating results of banking entities, and so that the readers of the financial statements will be able to examine the annual data for 2004 in comparison with the data for 2003 (hereinafter - the comparative financial statements), the Supervisor of Banks issued transitional directives regarding the financial statements of 2004 in reported amounts. In accordance with these transitional directives the statement of income for the year ended December 31, 2004 was prepared in reported amounts, as provided in Standard 12 of the Israeli Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

     The statement of income for the year ended December 31, 2003 is presented as follows:

     The statement of income items up to and including the operating profit before taxes on income are adjusted to the effect of inflation according to the CPI of December 2002.

     Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses included in the operating profit before taxes on income are presented as one amount in a separate line before the item of the operating profit before taxes on income.

     The statement of income items included after the operating profit before taxes on income in reported amounts are adjusted to the effect of inflation according to the CPI of December 2003.

     BALANCE SHEET AND STATEMENT OF SHAREHOLDERS' EQUITY - The comparative figures of the balance sheet and the statement of shareholders' equity items are presented adjusted to inflation according to the CPI of December 2003.


     D.   STATEMENT OF SHAREHOLDERS' EQUITY

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit" (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the special deposit with the Israeli Treasury, linked from that date to the CPI (which in no event will be less than its dollar value as it was on October 1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI-linked deposit" (see Note 8).


     E.   EXCHANGE RATES AND LINKAGE

     (1) Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

     (2) Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

     (3) Assets and liabilities, which are optionally linked to the CPI or to foreign currency, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4) Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   EXCHANGE RATES AND LINKAGE (CONT'D)

     (5) Following are details of exchange rates and the CPI and the rates of change therein:


                                        DECEMBER 31                                RATE OF CHANGE DURING
                          --------------------------------------              --------------------------------
                          2004             2003             2002              2004          2003          2002
                          ----             ----             ----              ----          ----          ----
                                                                                %             %             %
                                                                              ----          ----          ----
Representative
 exchange rate
 of US$1
 (in NIS)                 4.308            4.379            4.737             (1.6)         (7.6)          7.3

CPI in points
 for:
 December                 180.7            178.6            182.0              1.2          (1.9)          6.5

 November                 180.6            178.9            182.5              1.0          (2.0)          6.7


     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their adjusted value as of balance sheet date. Such value represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated at their adjusted value.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as of balance sheet date.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     F.   SECURITIES (CONT'D)

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the income statement.


     G.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, fairly present the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

     The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time.

     The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks. In accordance with the aforementioned requirements, a portion of the general allowance, as of December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance will be discontinued as of January 1, 2005.

     According to Directive 315 of Proper Banking Procedures, a banking corporation must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     Since the Bank has stopped providing new credit and is focusing on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various sectors has decreased and it may on occasion deviate from the limit on sector indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from recording the supplementary allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce its activity and the commitment of the Government to repay the special credit line, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following reliefs with respect to implementation of the Proper Banking Procedures:

     A. As from the financial statements as of September 30, 2003 onwards, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B. The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C. The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as of December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as of December 31, 2004, constitutes 3.27% of the public credit risk, which includes credit risk and off-balance sheet credit risk less credit covered by collateral that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations (December 31, 2003 - 2.43%).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

     H.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

     I.   CONTINGENT LIABILITIES

     Adequate provisions have been recorded in respect of claims, which, in Management's estimation, based on the opinion of legal counsel, will probably not be rejected or canceled.

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2) As to basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.

     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002 a special collective agreement was entered into between the Bank, the General Federation of Labor and the Employees Committee whereby the number of the Bank's staff will be reduced. Under this agreement, certain of the employees are entitled upon their termination of employment to a pension as from date of termination. As regards the said employees, an agreement has been signed with a pension fund, which arranges for the payment of pensions. In accordance with the agreements, upon the retirement of each one of these employees the Bank deposits with the pension fund the amount required to purchase the pension rights for the particular employee. The Bank records provisions with respect to the anticipated cost of acquiring the said pension rights, as computed by an expert.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     Beginning with January 1, 2003, the Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities that were provided in a circular issued by the Supervisor of Banks on January 1, 2001. The directives in the circular are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, beginning with January 1, 2003 the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument.

     The effect of the change in the aforementioned accounting policy on the financial statements was immaterial.

     Pursuant to the directives of the Supervisor of Banks, which were in effect until December 31, 2002, transactions in derivative financial instruments were classified into four categories:

     NON-RISK BROKERAGE TRANSACTION -

     A transaction in a derivative financial instrument with respect to which the Bank is not a party. Income from this type of transaction is classified as income from operating commissions.

     AT-RISK BROKERAGE TRANSACTION

     A transaction in a derivative financial instrument executed by the Bank with one party, in which immediately following its execution and no later than the same business day, the Bank enters into a counter transaction in an identical derivative financial instrument with another party. Income from this type of transaction is classified as financing income and is recognized over the period of the transaction. Assets and liabilities deriving from this type of transaction are measured according to their fair value so that the balance of the asset is equal to the balance of the liability.

     HEDGING TRANSACTION

     A transaction in a derivative financial instrument with respect to which a number of conditions exist, mainly that: the derivative financial instrument is intended to hedge a specific balance sheet transaction and that there is a correlation between the fair value of the item being hedged and opposing changes in the fair value of the derivative financial instrument. Net financing income or expenses with respect to hedging transactions are recorded in correspondence with the recording of the income or expense for the balance sheet transaction and in the same income or expense item.

     OTHER TRANSACTION

     A transaction in a derivative financial instrument that was not classified as a brokerage or a hedging transaction. Assets and liabilities deriving from other transactions are measured according to their fair value as of the date of report. Changes in the fair value of the other transactions are recorded as other financing income and expenses.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     L.   DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

     In accordance with the criteria described above, the derivative financial instruments were defined in 2002 as at-risk brokerage transactions and as other transactions.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1) In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2) The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In 2002, 2003 and 2004, "Salaries and related expenses" included a provision in respect of salary VAT receivable, due to losses for purposes of VAT on profit.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, investments in affiliates, capital notes and debentures. "Cash", for purposes of the cash flow statement, includes cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     Q.   EARNINGS PER SHARE

     Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked.

     R.   IMPAIRMENT OF ASSETS

     In February 2003, the Israeli Accounting Standards Board issued Accounting Standard No. 15, which deals with the impairment in value of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired. The Standard is effective as regards financial statements for periods beginning on January 1, 2003. Implementation of the Standard did not have a material effect on the results of operations, the financial position or the cash flows of the Bank.

     S. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

     In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Bank's estimation, the impact of the Standard on its results of operations, financial position and cash flows is not expected to be material. With respect to certain matters relating to the accounting treatment of taxes on income, including the matter of recognizing a deferred tax asset in respect of carryforward losses and temporary differences, directives of the Supervisor of Banks contain additional restrictions. With respect to these matters the Bank is subject also to the additional restrictions provided in the directives of the Supervisor of Banks.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                   DECEMBER 31     DECEMBER 31
                                                      2004            2003
                                                      -----          -----
                                                    REPORTED        ADJUSTED
                                                    AMOUNTS*        AMOUNTS**
                                                      -----          -----
                                                  NIS MILLIONS    NIS MILLIONS
                                                      -----          -----
Cash and deposits with Bank of Israel (1)              12.6           57.0
Deposits with commercial banks (2)                     90.0           67.8
Deposits in special banking corporations               15.3           19.1
                                                      -----          -----

Total                                                 117.9          143.9
                                                      =====          =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                                95.4          115.3
                                                      =====          =====


     (1) This serves as collateral for deposits received from the Bank of Israel - see also Note 16 below.

     (2) As to pledge on deposits with commercial banks - see also Note 16 below.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                                   DECEMBER 31, 2004
                                            -------------------------------------------------------------
                                                                   NON-REALIZED    NON-REALIZED
                                                                    GAINS FROM     LOSSES FROM
                                           CARRYING      ADJUSTED  ADJUSTMENTS TO  ADJUSTMENTS TO   FAIR
                                             VALUE       VALUE (1)   FAIR VALUE     FAIR VALUE     VALUE (2)
                                            -------       -------      -------       -------       -------
                                                                    REPORTED AMOUNTS*
                                            -------------------------------------------------------------
                                                                      NIS MILLIONS
                                            -------------------------------------------------------------
AVAILABLE-FOR-
 SALE SECURITIES (A)

Other debentures                                3.7           3.6          0.1            -            3.7
Shares of others                               56.3          56.1          0.6         (0.4)       (3)56.3
                                            -------       -------      -------       -------       -------
Total available-
 for-sale securities                           60.0          59.7       (4)0.7      (4)(0.4)          60.0
                                            -------       -------       -------      -------       -------

Total securities                               60.0          59.7          0.7         (0.4)       (3)60.0
                                            =======       =======      =======       =======       =======

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (CONT'D)

     A.   COMPOSITION (CONT'D)


                                                               DECEMBER 31, 2003
                                       --------------------------------------------------------------
                                                               NON-REALIZED   NON-REALIZED
                                                               GAINS FROM     LOSSES FROM
                                       CARRYING     ADJUSTED  ADJUSTMENTS TO  ADJUSTMENTS TO   FAIR
                                        VALUE       VALUE (1)   FAIR VALUE     FAIR VALUE     VALUE (2)
                                       -------       -------      -------       -------       -------
                                                               ADJUSTED AMOUNTS*
                                       --------------------------------------------------------------
                                                                  NIS MILLIONS
                                       --------------------------------------------------------------
         AVAILABLE-FOR-
          SALE SECURITIES (A)
         Other debentures              15.1          15.4             -          (0.3)           15.1
         Shares of others              70.3          59.6          11.0          (0.3)        (3)70.3
                                       ----          ----          ----          ----            ----
         Total available-
          for-sale securities          85.4          75.0       (4)11.0       (4)(0.6)           85.4
                                       ----          ----          ----          ----            ----

         Total securities              85.4          75.0          11.0          (0.6)        (3)85.4
                                       ====          ====          ====          ====            ====

     (1) In the case of shares - cost less provision for impairment in value, where required.

     (2) Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3) Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 30.5 million (December 31, 2003 - NIS 34.3 million).

     (4) Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     (a) Following the approval of the "Run Off" plan, all the debentures that in the past were classified as held-to-maturity were transferred in the course of 2003 to the available-for-sale portfolio. The balance of the above debentures at December 31, 2004 amounted to NIS 3.4 million (December 31, 2003 - NIS 8.2 million).

     (b) See Note 4E regarding the classification of a customer's debt to the securities item.


     B. See Note 16 regarding the Government debentures that were pledged in order to receive credit from Bank of Israel.

     NOTE: For detail regarding results of investments in debentures - see Note
          22E, and for detail regarding results of investments in shares - see
          Note 24.

     * Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION

                                                DECEMBER 31      DECEMBER 31
                                                   2004             2003
                                                  -------          -------
                                                  REPORTED        ADJUSTED
                                                  AMOUNTS*       AMOUNTS**
                                                  -------          -------
                                                NIS MILLIONS    NIS MILLIONS
                                                  -------          -------
Credit                                            8,062.1          9,268.1
General and supplementary allowances for
 doubtful debts (1)                                  68.7             78.5
                                                  -------          -------

Total                                             7,993.4          9,189.6
                                                  =======          =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1. CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES


                                                                                  DECEMBER 31    DECEMBER 31
                                                                                     2004           2003
                                                                                     -----          -----
                                                                                   REPORTED       ADJUSTED
                                                                                   AMOUNTS*      AMOUNTS**
                                                                                     -----          -----
                                                                                 NIS MILLIONS   NIS MILLIONS
                                                                                     -----          -----
         a. Non-income bearing credit to problematic borrowers -
            Non-linked Israeli currency                                              296.7          391.9
            Israeli currency linked to the CPI                                        20.2           47.6
            Denominated in or linked to foreign currency                              49.9           88.5
                                                                                     -----          -----
                                                                                     366.8          528.0
                                                                                     =====          =====
         b. Credit restructured during the year, without waiver of income -
            Non-linked Israeli currency                                               40.3            3.6
            Israeli currency linked to the CPI                                        25.3              -
            Denominated in or linked to foreign currency                              19.0            1.2

         c. Credit to borrowers regarding which there is as yet an
            unimplemented Management decision to restructure
            their debt                                                                17.6           46.9

         d. Credit temporarily in arrears                                            114.5           98.9
            Interest income recorded in respect thereof                                9.6           11.5

         e. Credit under special supervision                                         293.2          416.3



     (1) The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2) The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

     During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

     In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

     During 1996, a supplementary arrangement was signed by the banks, the Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

     - The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the "Balloon" debt). Such "Balloon" debt is to be written off.

     - In respect of most of the "Balloon" debts, the writing-off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     - Kibbutzim will assign part of their rights in land to the Israel Lands Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the transfer of its land to the Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - immediately upon the transfer and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     - Until a real estate Kibbutz joins as party to the supplementary arrangement on the basis of the said land arrangement, the Kibbutz, at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement. The "balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

          In the opinion of the Bank, in view of the above, uncertainty exists as to the real estate proceeds anticipated in the said arrangement.

          The Bank has recorded allowances for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

          Composition of the credit to the agricultural sector:

                                                  DECEMBER 31    DECEMBER 31
                                                    2004           2003
                                                    -----          -----
                                                  REPORTED       ADJUSTED
                                                   AMOUNTS*      AMOUNTS**
                                                    -----          -----
                                                 NIS MILLIONS   NIS MILLIONS
                                                    -----          -----
Communal settlements (kibbutzim) including
 regional enterprises and organizations             278.3          316.5
Cooperative settlements (moshavim)                   13.2           29.2
                                                    -----          -----
Total credit for kibbutzim and moshavim             291.5          345.7

Private agriculture                                   2.7            3.7
                                                    -----          -----

Total credit to the agricultural sector             294.2          349.4
                                                    =====          =====


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                               DECEMBER 31     DECEMBER 31
                                                                                  2004             2003
                                                                               ------------    ------------
                                                                                 REPORTED        ADJUSTED
                                                                                 AMOUNTS*        AMOUNTS**
                                                                               ------------    ------------
                                                                               NIS MILLIONS    NIS MILLIONS
                                                                               ------------    ------------
         a. Non-income bearing loans to problematic borrowers -
            Israeli currency linked to the CPI                                     33.4            41.7

         b. Restructured credit to borrowers-

            1. Credit restructured during the current
                year with waiver of income -
               Israeli currency linked to the CPI                                  12.3            14.3
               Average repayment period (years)                                     4.5             5.0
               Expected interest margin from the credit                               2%              2%

            2. Credit restructured in prior years
                with waiver of income -
               Israeli currency linked to the CPI                                   9.5            15.6

         c. Credit to borrowers in respect of which
             there is an as yet unimplemented
             management decision to restructure their debt                          6.7             7.3

         d. Credit temporarily in arrears                                           3.4             3.5
            Interest income recorded in the income statements
             in respect thereof                                                     0.2             0.3

         e. Credit under special supervision                                       60.6            80.9

         f. Credit not included in above credit to problematic borrowers          168.3           186.1
            Interest income recorded in the income statements in respect
             thereof                                                                9.7            10.5


     (1) The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2) Including industrial enterprises and other organizations related to the Kibbutz sector.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4  - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                      DECEMBER 31     DECEMBER 31
                                                                         2004           2003
                                                                     ------------    ------------
                                                                       REPORTED       ADJUSTED
                                                                       AMOUNTS*       AMOUNTS**
                                                                     ------------    ------------
                                                                     NIS MILLIONS    NIS MILLIONS
                                                                     ------------    ------------
Balance of credit to local authorities at
 balance sheet date                                                       13.1          16.9

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

a. Non-income bearing credit - CPI-linked                                    -           1.9

b. Credit restructured during the year without waiver
    of income - CPI linked                                                 1.9             -

c. Credit not included in above credit to problematic borrowers           11.2          15.0
   Interest income recorded in income statements with respect of
    such credit                                                            0.8           0.6



     (1) The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS


                                                                          2004
                                                           ------------------------------------
                                                         SPECIFIC    SUPPLEMENTARY
                                                       ALLOWANCE (1)  ALLOWANCE (2)       TOTAL
                                                           -----           -----          -----
                                                                     REPORTED AMOUNTS*
                                                           ------------------------------------
                                                                       NIS MILLIONS
                                                           ------------------------------------
Balance of allowance at beginning of year                  732.5            78.5          811.0
                                                           -----           -----          -----

Current allowances                                          96.5             3.4           99.9
Reduction in allowances                                    (16.5)          (12.3)         (28.8)
Collection of debts written-off in previous years           (0.9)              -           (0.9)
                                                           -----           -----          -----
Amount charged to the income statement                      79.1            (8.9)          70.2
                                                           -----           -----          -----

Debts written-off                                          (98.1)              -          (98.1)
                                                           -----           -----          -----

Balance of allowance at end of year                        714.4            69.6          784.0
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   0.9             0.9            1.8
                                                           -----           -----          -----

                                                                                     2003
                                                                     ------------------------------------
                                                                   SPECIFIC       SUPPLEMENTARY
                                                                 ALLOWANCE (1)     ALLOWANCE (2)    TOTAL
                                                                     -----           -----          -----
                                                                              ADJUSTED AMOUNTS**
                                                                     ------------------------------------
                                                                                 NIS MILLIONS
                                                                     ------------------------------------
         Balance of allowance at beginning of year                   617.3            82.4          699.7
                                                                     -----           -----          -----

         Current allowances                                          144.3             3.5          147.8
         Reduction in allowances                                     (10.4)           (7.4)         (17.8)
                                                                     -----           -----          -----
         Amount charged to the income statement                      133.9            (3.9)      (3)130.0
                                                                     -----           -----          -----

         Debts written-off or transferred (see E hereunder)          (31.3)              -          (31.3)
         Erosion and inflationary adjustments                         12.6               -           12.6
                                                                     -----           -----          -----

         Balance of allowance at end of year                         732.5            78.5          811.0
                                                                     =====           =====          =====

         Amount of allowance not deducted from credit
          to public                                                    1.5             0.9            2.4
                                                                     -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2003 - NIS 38.9 million; as of December 31, 2002 - NIS 38.9 million).

     (3) Amount of NIS 129.8 million was recorded in the statement of income in reported amounts.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)


                                                                          2002
                                                           ------------------------------------
                                                         SPECIFIC      SUPPLEMENTARY
                                                       ALLOWANCE (1)     ALLOWANCE (2)    TOTAL
                                                           -----           -----          -----
                                                                     ADJUSTED AMOUNTS*
                                                           ------------------------------------
                                                                       NIS MILLIONS
                                                           ------------------------------------
Balance of allowance at beginning of year                  250.9            72.2          323.1
                                                           -----           -----          -----

Current allowances                                         394.4            15.7          410.1
Reduction in allowances                                     (2.6)           (5.5)          (8.1)
Collection of debts written-off in previous years           (0.2)              -           (0.2)
                                                           -----           -----          -----
Amount charged to the income statement                     391.6            10.2          401.8
                                                           -----           -----          -----

Debts written-off                                           (8.8)              -           (8.8)
Erosion and inflationary adjustments                       (16.4)              -          (16.4)
                                                           -----           -----          -----

Balance of allowance at end of year                        617.3            82.4          699.7
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                  20.2               -           20.2
                                                           -----           -----          -----


     (1)  Not including allowance for interest on non-income bearing loans.

     (2) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2003 - NIS 38.9 million; as of December 31, 2002 - NIS 38.9 million).

     * Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER.

                                                                                              DECEMBER 31, 2004
                                                                                              -----------------
                                                                              NUMBER OF                               CREDIT
                                                                             BORROWERS (3)         CREDIT (1)         RISK (2)
                                                                             -------------         ----------         --------
         AMOUNTS OF CREDIT PER BORROWER                                                         REPORTED AMOUNTS*
         ------------------------------                                      -------------------------------------------------
         NIS THOUSANDS                                                                            NIS MILLIONS
         -------------                                                       -------------------------------------------------
         Up to 10                                                                  189                1.2                 -
         From 10      to 20                                                        107                1.6                 -
         From 20      to 40                                                         74                2.1               0.1
         From 40      to 80                                                         61                3.4               0.1
         From 80      to 150                                                        61                6.0               0.5
         From 150     to 300                                                        84               17.8               0.8
         From 300     to 600                                                        89               37.5               1.8
         From 600     to 1,200                                                     121              103.3               2.6
         From 1,200   to 2,000                                                      82              121.7               6.6
         From 2,000   to 4,000                                                      81              214.4              15.7
         From 4,000   to 8,000                                                      58              305.2              10.4
         From 8,000   to 20,000                                                     35              428.2              16.5
         From 20,000  to 40,000                                                     12              248.4              71.5
         From 40,000  to 200,000                                                     8              404.0             129.6
         Greater than 3,200,000                                                      1         (4)6,167.3                 -
                                                                                 -----            -------             -----

                                                                                 1,063            8,062.1             256.2
                                                                                 =====            =======             =====

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.

     (4)  Credit is secured by a guarantee of the State.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER.

                                                                                             DECEMBER 31, 2003
                                                                                             -----------------
                                                                              NUMBER OF                               CREDIT
                                                                             BORROWERS (3)        CREDIT (1)          RISK (2)
                                                                             -------------        ----------          --------
         AMOUNTS OF CREDIT PER BORROWER                                                       ADJUSTED AMOUNTS*
         ------------------------------                                      -------------------------------------------------
         NIS THOUSANDS                                                                          NIS MILLIONS
         -------------                                                       -------------------------------------------------
         Up to 7                                                                   189                0.8                 -
         From 7            to 18                                                   161                1.9                 -
         From 18           to 35                                                    99                2.5                 -
         From 35           to 70                                                    92                4.6                 -
         From 70           to 140                                                   97                9.1               1.1
         From 140          to 285                                                   91               17.4               1.3
         From 285          to 530                                                   90               33.1               2.4
         From 530          to 1,060                                                140              104.8               5.1
         From 1,060        to 1,770                                                112              145.6               6.6
         From 1,770        to 3,500                                                110              253.4              13.6
         From 3,500        to 7,100                                                 85              399.2              21.5
         From 7,100        to 17,700                                                63              648.5              33.3
         From 17,700       to 35,000                                                25              558.1              49.1
         From 35,000       to 177,000                                               15              683.8             270.6
         From 177,000      to 355,000                                                -                  -                 -
         Greater than 2,800,000                                                      1         (4)6,405.3                 -
                                                                                 -----            -------             -----

                                                                                 1,370            9,268.1             404.6
                                                                                 =====            =======             =====

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.

     (4)  Credit is secured by a guarantee of the State.

     * Amounts adjusted to the effect of inflation according to the CPI of December 2003.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE ITEM "SECURITIES"

     In his letter of July 15, 2003, regarding a debt of a customer in respect of which a receiver was appointed to realize shares pledged in favor of the Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the receiver, as a credit item. Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Beginning with June 30, 2003, these shares are included in the item "Securities" and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was not reversed, despite the above change in classification, and is included in the "Other liabilities" item.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                                  DECEMBER 31    DECEMBER 31
                                                                     2004           2003
                                                                     -----         -----
                                                                    REPORTED     ADJUSTED
                                                                    AMOUNTS*     AMOUNTS**
                                                                     -----         -----
                                                                 NIS MILLIONS   NIS MILLIONS
                                                                     -----         -----
         Deposits in foreign currency out of loans received           24.1          31.4
         Amounts receivable in connection with exchange
          rate insurance of capital notes                             25.3          28.2
         Credit to foreign governments                                10.9          21.1
         Other credit                                                 12.4          29.5
                                                                     -----         -----

         Total credit to governments                                  72.7         105.2
                                                                     =====         =====


NOTE 6 - FIXED ASSETS

     A. This item includes equipment, computers, furniture and motor vehicles as follows:

                                              AT         CHANGES DURING THE YEAR         AT
                                           JANUARY 1    --------------------------  DECEMBER 31
                                             2004        ADDITIONS     DISPOSALS        2004
                                         ------------   ------------  ------------  ------------
                                                            REPORTED AMOUNTS*
                                         -------------------------------------------------------
                                         NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                         ------------   ------------  ------------  ------------
         Cost                                57.5           0.1          (0.9)          56.9
         Accumulated depreciation           (53.0)         (2.9)          0.9          (55.0)
                                             ----                                       ----

         Net book value                       4.7                                        1.9
                                             ====                                       ====

     B.   The average rate of depreciation is 31% (2003 - 31%).

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS


                                                        DECEMBER 31    DECEMBER 31
                                                           2004           2003
                                                       ------------   ------------
                                                         REPORTED       ADJUSTED
                                                         AMOUNTS*       AMOUNTS**
                                                       ------------   ------------
                                                       NIS MILLIONS   NIS MILLIONS
                                                       ------------   ------------
Excess of income tax advances over current
 provisions                                                 1.3           1.6
Prepaid expenses                                            3.6           4.5
Payroll VAT receivable                                      8.1          11.8
Sundry receivables and debit balances                       2.1           2.4
Debit balances in respect of derivative financial
 instruments                                               10.9           7.9
                                                           ----          ----

Total other assets                                         26.0          28.2
                                                           ====          ====

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                    DECEMBER 31   DECEMBER 31
                                                                       2004          2003
                                                                   ------------  ------------
                                                                     REPORTED      ADJUSTED
                                                                     AMOUNTS*      AMOUNTS**
                                                                   ------------  ------------
                                                                   NIS MILLIONS  NIS MILLIONS
                                                                   ------------  ------------
Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the US dollar (B)          308.0          305.3

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the US dollar (C)                        113.6          112.6

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the US dollar (C)                        384.9          381.4
                                                                      -----          -----

Total perpetual deposits with the Treasury                            806.5          799.3
                                                                      =====          =====

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A. On May 6, 1996, an agreement was signed between the Bank and the Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's preferred share capital (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preferred shares. Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preferred shares. According to the agreement signed on May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as of October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation.

          The deposit agreements do not explicitly state what will happen to the interest on the perpetual deposits in the period during which the Bank is prevented from distributing the aforementioned dividends on the preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been drawn as above, totals NIS 95.2 million and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements. See Note 15F for further details as to the discontinued distribution of dividend and the requests made to the Ministry of Finance and the Government Companies Authority with respect to the above matter.

          Concurrent with the signing of the above-mentioned agreement, the Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B1" share (presently held by the State of Israel). The holder of the ordinary "B1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due to creditors of the Bank, present and future, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 279.6 million.

          This aforementioned increase in shareholders' equity was reflected in the statement of shareholders' equity under the item of "change in capital due to change in rights of "B1" ordinary share". Out of the above-mentioned amount, NIS 106.7 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits", which was also not included in the financial statements. The rest of the increase in capital, in the amount of NIS 172.9 million, which relates to deposits in respect of non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

     B. As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preferred "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."

     C. Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preferred "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preferred shares. Such differences are recorded in the statement of shareholder's equity under "accumulated difference on translation of CPI linked deposits."

NOTE 9 - DEPOSITS OF THE PUBLIC

                                      DECEMBER 31    DECEMBER 31
                                         2004           2003
                                     ------------   ------------
                                       REPORTED       ADJUSTED
                                       AMOUNTS*       AMOUNTS**
                                     ------------   ------------
                                     NIS MILLIONS   NIS MILLIONS
                                     ------------   ------------
On-demand deposits                       42.0           65.5
Fixed-term and other deposits           301.7          405.6
Savings deposits                         61.6          148.9
                                        -----          -----

Total deposits from the public          405.3          620.0
                                        =====          =====

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 10 - DEPOSITS OF BANKS


                                DECEMBER 31     DECEMBER 31
                                   2004             2003
                               ------------     ------------
                                 REPORTED         ADJUSTED
                                 AMOUNTS*        AMOUNTS**
                               ------------     ------------
                               NIS MILLIONS     NIS MILLIONS
                               ------------     ------------
Fixed-term deposits                 24.1             80.8
Bank of Israel (1) -
Fixed-term deposits                    -              0.7
Special line of credit           1,403.9          2,091.2
                                 -------          -------

Total deposits of banks          1,428.0          2,172.7
                                 =======          =======

     (1) See Note 16 regarding pledge provided as security for credit received from the Bank of Israel.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


NOTE 11 - PERPETUAL DEPOSIT

     This deposit of the Israeli Treasury is non-linked and is convertible at any time, at the request of the Israeli Treasury, into "B" ordinary shares of the Bank, at their par value.

     The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of Israel in place of the deposit, on identical terms and conditions.

NOTE 12 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last six years, notes of a par value of $ 44,101,000 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2004 amounts to $ 5,875,000 which constitute NIS 25.3 million (December 31, 2003 - $ 6,425,000 which constitute NIS 28.2 million). The next redemption date for the capital notes is June 30, 2006. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 13 - OTHER LIABILITIES

                                                                           DECEMBER 31   DECEMBER 31
                                                                               2004         2003
                                                                           ------------  ------------
                                                                             REPORTED     ADJUSTED
                                                                             AMOUNTS*     AMOUNTS**
                                                                           ------------  ------------
                                                                           NIS MILLIONS  NIS MILLIONS
                                                                           ------------  ------------
Excess of provision for severance pay and pensions over
 amounts funded (see Note 17)                                                 26.8          33.8

Provision for vacation pay, long-service
 bonus and unutilized sick leave (see Note 17)                                 5.7           8.1

Deferred income                                                                1.3           1.8

Credit balances in respect of derivative financial instruments                 2.5           1.7

Allowance for doubtful debts in respect of an off-balance sheet item           0.9           1.5

Sundry creditors and credit balances                                          19.6          29.3
                                                                              ----          ----

Total other liabilities                                                       56.8          76.2
                                                                              ====          ====

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                          DECEMBER 31    DECEMBER 31
                                                             2004           2003
                                                         ------------   ------------
                                                           REPORTED       ADJUSTED
                                                           AMOUNTS*      AMOUNTS**
                                                         ------------   ------------
                                                         NIS MILLIONS   NIS MILLIONS
                                                         ------------   ------------
"B" ordinary shares                                             -              -
"D" preference shares linked to the US dollar (1)            70.4           71.6
"DD" preference shares linked to the US dollar (1)          238.7          242.6
                                                            -----          -----

Total non-participating shares                              309.1          314.2
                                                            =====          =====

     (1) See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     B. ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                                      AUTHORIZED          ISSUED AND PAID
         NUMBER                                                                       ----------        --------------------
         OF SHARES                 CLASS OF SHARES                                       2004           2004            2003
         ---------                 ---------------                                       ----           ----            ----
                                                                                          NIS            NIS             NIS
                                                                                          ---            ---             ---
         135,399                 "B" ordinary shares of NIS 0.1
                                  each                                                 13,539.9       13,489.9         13,489.9

         164,000                 7.5% cumulative "D" preference
                                  shares of NIS 0.03 each, linked to the
                                  US dollar at the rate of
                                  $1 = NIS 0.0003, redeemable
                                  at a premium of 5 5/8 %
                                  (redemption dates will be
                                  determined by the Bank subject
                                  to approval by the Israeli Treasury)                  4,920          4,904            4,904

         60,000                  7.5% cumulative  "DD" preference
                                  shares of NIS 2.1 each, linked to the
                                  US dollar at the rate of
                                  $1 = NIS 0.0021 redeemable (without
                                  premium) (redemption dates will be
                                  determined by the Bank, subject to
                                  approval by the Israeli Treasury)                   126,000        116,359          116,359
                                                                                      -------        -------          -------

                                 Total shares                                         144,459.9      134,752.9        134,752.9
                                                                                      =======        =======          =======


     C.   For rights in dividend distributions - see Note 15E.

     D.   For cessation of dividend distributions - see Note 15F.

     E.   For rights upon liquidation - see Note 15G.

     F. All the non-participating shares are not traded on the Tel-Aviv Stock Exchange.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY

     A. The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                                   AUTHORIZED          ISSUED AND PAID
         NUMBER                                                                    ----------        --------------------
         OF SHARES                 TYPE OF SHARES                                     2004           2004            2003
         ---------                 --------------                                     ----           ----            ----
                                                                                       NIS            NIS             NIS
                                                                                       ---            ---             ---
         16,000                    "A" ordinary shares of NIS 0.1
                                    each                                               1,600        (*)1,510       (*) 1,510

         1                         "B1" ordinary share of
                                    NIS 0.1                                                0.1      (*)    0.1     (*)     0.1

         1,000,000                 8% cumulative participating
                                    preferred ordinary shares of
                                    NIS 0.001 each                                     1,000           1,000           1,000

         17,000,000                6% cumulative participating
                                    "C" preference shares of
                                    NIS 0.00018 each linked to the
                                    US dollar at the rate of $1 =
                                    NIS 0.00018                                        3,060           3,060           3,060

         1,000,000                 6% cumulative participating
                                    "CC" preference shares of
                                    NIS 0.003 each linked to the
                                    US dollar at the rate of $1 =
                                    NIS 0.0003                                         3,000           3,000           3,000

         1,740,000                 6% cumulative participating
                                    "CC1" preference shares of
                                    NIS 0.003 each linked to the
                                    US dollar at the rate of $1 =
                                    NIS 0.0003                                         5,220           5,204           5,204

         50,100                    Unclassified shares of NIS 0.1
                                    each                                               5,010               -               -
                                                                                    --------        --------        --------
                                   Total shares                                       18,890.1        13,774.1        13,774.1
                                                                                    ========        ========        ========

     (*)  Not traded on the Tel Aviv Stock Exchange.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   Following are details on the annual dividend:

     The last quarterly dividend that was paid by the Bank on the preferred shares was in respect of the second quarter of 2002. No dividend was distributed in respect of the second half of 2002 and the years 2003 and 2004. See F below regarding the cessation of dividend distribution.

     C.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preference shares grant their holders the right to receive notification regarding general shareholders' meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preference share has one vote.

     D.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of outside directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M., Israel Discount Bank Ltd. and the nominee company of Israel Discount Bank Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and Government decision, one outside director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional outside director is appointed by the general meeting on account of the State's rights to appoint directors.

     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares.

     E.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute - a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid in capital of "C" class preference shares, the paid in capital of "CC" class preference shares and the paid in capital of "CC1" class preference shares, and of 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) on the paid in capital of "D" class preference shares, and the paid in capital of "DD" class preference shares - all dividends being pari-passu and pro-rata to the paid in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of ordinary preference shares.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares, with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preferred D and DD shares (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on the condition that no reasonable apprehension exists that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking corporation if, among other things, one or more of the last three calendar years ended in a loss, or if the aggregate results of three quarters ending in the interim period, for which the last interim financial statements were issued, reflected a loss.

     The Bank ended the years 2001, 2002 and 2003 with a loss and as from the financial statements for the first quarter of 2002 the Bank has not had profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained Court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o The prohibition on distribution of dividends according to the Bank's Articles of Association when there are no profits, even in nominal terms.

     o The prohibition on distribution of dividends according to Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

     o The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite of the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares another several times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     The accrued sum of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 95.2 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total amount of NIS 95.2 million is comprised as follows: NIS 58.0 million is in respect of non-participating shares (D and DD) and NIS 37.2 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 37.5 million is in respect of 2004 and is comprised as follows: NIS 14.3 million in respect of participating C, CC and CC1 shares and NIS 23.2 million in respect of non-participating D and DD shares.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. See Note 20 for additional details regarding this originating motion.

     G.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C, CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2004 the accrued amount of the preferred dividend in arrears is NIS 86.6 million (As at December 31, 2003 - NIS 52.8 million).

     o Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2004 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 200 (As at December 31, 2003 - NIS 120).

     o Third - to refund paid in capital (plus dollar linkage differentials) of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2004 the aforementioned amounts to NIS 500.2 million (As at December 31, 2003 - NIS 508.4 million).

     o Fourth - to refund paid in capital of preferred ordinary shares. As at December 31, 2004 the aforementioned amounts to NIS 1,000 (As at December 31, 2003 - NIS 1,000).

     o Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2003 the aforementioned amounts to NIS 15 thousand (As at December 31, 2003 - NIS 15 thousand).

     o Sixth - the remainder (if at all) of the differences to be paid to the Bank by the State of Israel upon liquidation as a result of the increase rate of the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2004 the aforementioned difference amounts to NIS 306.6 million (As at December 31, 2003 - NIS 290.7 million).

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     G.   RIGHTS UPON LIQUIDATION (CONT'D)

     o Seventh - the remainder of ordinary assets will be distributed between the holders of the class "A" ordinary shares, the holders of the preferred ordinary shares, and the holders of the C, CC and CC1 preference shares, according to the paid in capital of these shares and at the ratio of ten per each agora of paid in class "A" ordinary shares, ten per each agora of paid in preferred ordinary shares, ten per each agora of paid in class "C" preference shares, six per each agora of paid in class "CC" preference shares and six per each agora of paid in class "CC1" preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares.



NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     Following is the calculation of capital adequacy in accordance with Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio" and "Capital Allocation with respect to Exposure to Market Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                      DECEMBER 31     DECEMBER 31
                                         2004            2003
                                      ------------   ------------
                                       REPORTED        ADJUSTED
                                       AMOUNTS *       AMOUNTS**
                                      ------------   ------------
                                      NIS MILLIONS   NIS MILLIONS
                                      ------------   ------------
         First tier capital                7.5          (9.4)
         Second tier capital (1)           7.5             -
                                          ----          ----

         Total capital                    15.0          (9.4)
                                          ====          ====


     (1) The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                   DECEMBER 31, 2004                 DECEMBER 31, 2003
                                               -------------------------         --------------------------
                                                            WEIGHTED CREDIT                    WEIGHTED CREDIT
                                              BALANCES(2)    RISK BALANCES      BALANCES(2)      RISK BALANCES
                                               --------         --------         --------          --------
                                                  REPORTED AMOUNTS*                 ADJUSTED AMOUNTS**
                                               -------------------------         --------------------------
                                            NIS MILLIONS     NIS MILLIONS     NIS MILLIONS       NIS MILLIONS
                                               --------         --------         --------          --------
ASSETS
Cash and deposits with banks                      117.9             21.1            143.9              17.4
Securities                                         60.0             60.0             85.4              85.4
Credit to the public (1)                        7,993.4          1,782.1          9,189.6           2,706.8
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                                 879.2                -            904.5               5.6
Premises and equipment                              1.9              1.9              4.7               4.7
Other assets                                       26.0              4.2             28.2               6.0
                                               --------         --------         --------          --------

Total assets                                    9,078.4          1,869.3         10,356.3           2,825.9
                                               ========         ========         ========          ========

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS:
Transactions representing credit risk             300.1            241.2            457.3             342.9
Derivative financial instruments                  525.1              5.2            911.5               8.9
                                               --------         --------         --------          --------

Total off-balance sheet financial
 instruments                                      825.1            246.4          1,368.8             351.8
                                               --------         --------         --------          --------

Total credit risk assets                        9,903.5          2,115.7         11,725.1           3,177.7
Market risk                                                        203.2                              218.2
                                               --------         --------         --------          --------

Total risk assets                               9,903.5          2,318.9         11,725.1           3,395.9
                                               ========         ========         ========          ========


     (1) The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2) Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                                DECEMBER 31     DECEMBER 31
                                                                                   2004             2003
                                                                                -----------     -----------
                                                                                     %               %
                                                                                -----------     -----------

         Ratio of first tier capital to total risk assets                           0.32         (0.28)
         Ratio of second tier capital to total risk assets                          0.32             -
                                                                                    ----          ----

         Ratio of total first and second tier capital to total risk assets          0.64         (0.28)
                                                                                    ====          ====


     On November 26, 2003, the Supervisor of Banks informed the Bank that it no longer has to maintain a "Minimal Capital Ratio" of 15%. Accordingly, the required capital ratio is 9% as prescribed by Proper Banking Procedures.


NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS

     A. In connection with receipt of the special credit line from Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel, whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          - Loans and credits under State guarantee at a total balance sheet value (according to financial statements as of December 31, 2004) of NIS 6.2 billion.

          - The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

          - Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which were deposited in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

          Under this debenture, the Bank undertook, among other things, not to register additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel. Notwithstanding the above, the debenture stipulates that the floating pledge registered therein does not prevent the Bank, or restrict the Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

          The balance of the credit line (including accrued interest) as of December 31, 2004, was an amount of NIS 1,403.9 million (December 31, 2003 - NIS 2,091.2 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS (CONT'D)

     B. As part of the arrangement determined by the Bank of Israel for the granting of monetary credit to the banking industry, the Bank registered floating pledges on Government debentures traded on the Stock Exchange. Following are details as to credit received, Government debentures and deposits with Bank of Israel.

                                   DEPOSITS RECEIVED              GOVERNMENT          DEPOSITS WITH
                                  FROM BANK OF ISRAEL(1)      DEBENTURES PLEDGED      BANK OF ISRAEL
                                   -----------------          ------------------    -------------------
                                      NIS MILLIONS              NIS MILLIONS           NIS MILLIONS
                                   -----------------          ------------------    -------------------
                                   2004*      2003**          2004*       2003**    2004*        2003**
                                   -----      ------          -----       ------    -----        ------
         Balance as at
          balance sheet
          date                        -            -             -          -       12.6          57.0
         Average balance
          (2) during the
          year                      0.5          4.8             -          -       17.0          37.6
         Highest balance
          (2) during the
          year                      0.7         11.3             -          -       57.0         113.7

     (1)  Not including the special credit line as detailed in A above.

     (2) The average balance and the highest balance are based on the month-end balances during the year.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


     C. Deposits with banks in the amount of NIS 13.5 million have been pledged by the Bank in favor of those banks. Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.


NOTE 17 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1. The Bank's liability for the payment of severance pay to its employees, which is calculated as accepted on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     2. Commencing on July 15, 2002, Mr. A. Galili has been serving as the General Manager of the Bank. The Bank signed an employment agreement with Mr. Galili in which the Bank undertook to employ him for a period of three years.

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has been serving as the Chairman of the Board of Directors of the Bank. The Bank signed an agreement with Dr. Cohen whereby it undertook to employ him for a period of four years.

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr. Savir serves as Deputy General Manager and as Credit Supervisor of the Bank. The Bank signed an employment agreement with Mr. Savir whereby it undertook to employ him for a period of three years.

     3. Bank Management decided to take steps to significantly reduce the Bank's operating and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of the Bank's employees. On December 26, 2002, a special collective agreement was signed between the Bank, the General Federation of Labor and the Bank's employee committee regarding the termination of the employment of Bank employees, severance payments of which those employees will be entitled, and a reduction in the salaries of those employees remaining with the Bank.

          The aforementioned agreement is in effect for three years and has an option for extension. The Bank agreed in principle with the General Federation of Labor and with the Bank's employee committee that the aforementioned agreement would be extended until the end of 2007 or until the date of the Run-Off plan is concluded, whichever earlier. The agreement to this effect is to be signed in the near future.

          The financial statements for 2002 included non-recurring provisions in an amount of NIS 35.7 million in respect of the severance payments, which the Bank Management estimates it will have to make to the employees of the Bank, the Deputy General Manager, General Manager and to the Chairman of the Board. In 2003 and 2004 the provision that was made in 2002 in respect of the Deputy General Manager, the CEO and the Chairman of the Board was completely cancelled following the change in the Board's evaluation regarding their period of employment with the Bank. As at December 31, 2004 the balance of the provision in respect of the employees included in the aforementioned collective agreement amounts to NIS 20.5 million (December 31, 2003 - NIS 24.7 million).

     4. In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. This liability is covered by an appropriate provision included in the provision for severance pay.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

          These executives are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The maximum amount that the Bank will have to pay in the event of the employment of all the said executives being terminated with immediate effect amounts to NIS 2.7 million. A provision was made in the Bank's books in respect of this commitment.

          Folowing is the data relating to provisions and funding for severance pay included in the balance sheet:


                                                        DECEMBER 31    DECEMBER 31
                                                           2004           2003
                                                        -----------    -----------
                                                         REPORTED       ADJUSTED
                                                          AMOUNTS*      AMOUNTS**
                                                        -----------    -----------
                                                        NIS MILLIONS   NIS MILLIONS
                                                        -----------    -----------
Provision for severance pay                                 50.3          58.5
Amounts funded with pension and provident funds
 (including earnings thereon)                               23.5          24.7
                                                            ----          ----
Unfunded provision included in "Other liabilities"          26.8          33.8
                                                            ====          ====


     The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

     B.   UNUTILIZED SICK LEAVE

     Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as of balance sheet date totals NIS 3.1 million (December 31, 2003 - NIS 4.3 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the employment agreement existing at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The amount has been discounted at a rate of 3.5% per annum (2003 - 3.5%). These rates are net of the expected real increase in salaries. The balance of the provision as of balance sheet date is NIS 0.2 million (December 31, 2003 - NIS 0.3 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 2.4 million as of balance sheet date (December 31, 2003 - NIS 3.5 million). The balance is included in "Other liabilities" item.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     E.   ECONOMIC POLICY FOR THE 2005 FISCAL YEAR LAW PROPOSAL

     On October 27, 2004, the Government submitted a law proposal: "The Economic Policy for the 2005 Fiscal Year (Legislative Amendments) - 2004", in which it is proposed to impose salary VAT in 2005 also on the payments made by an employer that is a financial institution in respect of the social benefits of its employees (such as: provident funds, pension funds, executive insurance policies, etc.). In light of the lack of clarity in the law proposal and the uncertainty regarding the result at the end of the legislation process, Management of the Bank is unable, at this point, to evaluate the implications of the Government's decisions on the future results of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS*

                                                                     DECEMBER 31, 2004
                                   --------------------------------------------------------------------------------------------
                                                                      FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                         THERETO
                                   -------------------------           -------------------------
                                                    LINKED TO            US               OTHER       NON-MONETARY
                                 NON-LINKED          THE CPI           DOLLAR          CURRENCIES         ITEMS         TOTAL
                                   -------           -------           -------           -------         -------       -------
                                NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   -------           -------           -------           -------         -------       -------
ASSETS
Cash and deposits
 with banks                           46.1              22.5              47.6               1.7               -         117.9
Securities                             0.6               3.1                 -                 -            56.3          60.0
Credit to the public                 708.7             717.1           6,450.0             117.6               -       7,993.4
Credit to governments                    -              12.4              36.2              24.1               -          72.7
Fixed assets                             -                 -                 -                 -             1.9           1.9
Other assets                          22.4                 -                 -                 -             3.6          26.0
Perpetual deposits with
 the Israeli Treasury                    -             806.5                 -                 -               -         806.5
                                   -------           -------           -------           -------         -------       -------

Total assets                         777.8           1,561.6           6,533.8             143.4            61.8       9,078.4
                                   -------           -------           -------           -------         -------       -------

LIABILITIES
Deposits of the public               198.3             148.8              53.0               5.2               -         405.3
Deposits of banks                  1,403.9                 -                 -              24.1               -       1,428.0
Deposits of
 the Government                          -             372.4           6,282.2                 -               -       6,654.6
Perpetual deposit                      0.1                 -                 -                 -               -           0.1
Capital notes                            -                 -              25.3                 -               -          25.3
Other liabilities                     17.5              33.8               1.8               2.4             1.3          56.8
                                   -------           -------           -------           -------         -------       -------

Total liabilities                  1,619.8             555.0           6,362.3              31.7             1.3       8,570.1
                                   -------           -------           -------           -------         -------       -------

Difference                          (842.0)          1,006.6             171.5             111.7            60.5         508.3

Forward transactions, net            376.9            (143.0)           (121.5)           (112.4)              -             -
In-the-money options, net
 (in terms of underlying
 asset)                               29.3                 -             (29.3)                -               -             -
                                   -------           -------           -------           -------         -------       -------

Total                               (435.8)            863.6              20.7              (0.7)           60.5         508.3
                                   =======           =======           =======           =======         =======       =======
In-the-money options, net
(discounted par value)                36.1                 -             (36.1)                -               -             -
                                   =======           =======           =======           =======         =======       =======

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION ACCORDING TO THE CPI OF DECEMBER
2003


                                                                           DECEMBER 31, 2003
                                   --------------------------------------------------------------------------------------------
                                                                       FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                       THERETO
                                   --------------------------          --------------------------
                                                     LINKED TO            US               OTHER       NON-MONETARY
                                  NON-LINKED          THE CPI           DOLLAR          CURRENCIES        ITEMS          TOTAL
                                   --------          --------          --------          --------        --------      --------
                                 NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                   --------          --------          --------          --------        --------      --------
ASSETS
Cash and deposits
 with banks                            45.0              28.5              63.2               7.2               -         143.9
Securities                              1.2              13.8               0.1                 -            70.3          85.4
Credit to the public                1,125.1             993.2           6,902.2             169.1               -       9,189.6
Credit to governments                     -              24.4              49.4              31.4               -         105.2
Fixed assets                              -                 -                 -                 -             4.7           4.7
Other assets                           23.5                 -                 -               0.2             4.5          28.2
Perpetual deposits with
 the Israeli Treasury                     -             799.3                 -                 -               -         799.3
                                   --------          --------          --------          --------        --------      --------

Total assets                        1,194.8           1,859.2           7,014.9             207.9            79.5      10,356.3
                                   --------          --------          --------          --------        --------      --------

LIABILITIES
Deposits of the public                237.5             275.4              97.6               9.5               -         620.0
Deposits of banks                   2,091.9              23.0              26.4              31.4               -       2,172.7
Deposits of
 the Government                           -             404.5           6,544.8                 -               -       6,949.3
Perpetual deposit                       0.1                 -                 -                 -               -           0.1
Capital notes                             -                 -              28.2                 -               -          28.2
Other liabilities                      28.2              42.8               1.7               1.7             1.8          76.2
                                   --------          --------          --------          --------        --------      --------

Total liabilities                   2,357.7             745.7           6,698.7              42.6             1.8       9,846.5
                                   --------          --------          --------          --------        --------      --------

Difference                         (1,162.9)          1,113.5             316.2             165.3            77.7         509.8

Forward transactions, net             673.6            (226.5)           (294.4)           (152.7)              -             -
In-the-money options, net
 (in terms of underlying
 asset)                                16.5                 -             (16.5)                -               -             -
                                   --------          --------          --------          --------        --------      --------

Total                                (472.8)            887.0               5.3              12.6            77.7         509.8
                                   ========          ========          ========          ========        ========      ========
In-the-money options, net
(discounted par value)                 17.5                 -             (17.5)                -               -             -
                                   ========          ========          ========          ========        ========      ========


                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE (1)

REPORTED AMOUNTS*

                                                                     DECEMBER 31, 2004
                                         --------------------------------------------------------------------------------
                                       ON DEMAND    FROM ONE    FROM THREE    FROM ONE    FROM TWO  FROM THREE   FROM FOUR
                                       AND UP TO    TO THREE     MONTHS TO     TO TWO     TO THREE    TO FOUR     TO FIVE
                                       ONE MONTH     MONTHS      ONE YEAR       YEARS       YEARS       YEARS       YEARS
                                         -----        -----        -----        -----       -----       -----       -----
                                          NIS          NIS          NIS          NIS         NIS        NIS          NIS
                                        MILLIONS     MILLIONS     MILLIONS    MILLIONS     MILLIONS   MILLIONS     MILLIONS
                                         -----        -----        -----        -----       -----       -----       -----
NON-LINKED ISRAELI CURRENCY
Assets                                   114.9         44.2         84.4         48.8        17.5        25.6         7.6
Liabilities                               35.4         26.2        212.4          7.9           -           -           -
                                         -----        -----        -----        -----       -----       -----       -----
Difference                                79.5         18.0       (128.0)        40.9        17.5        25.6         7.6
Derivative instruments
 excluding options                       241.9         25.2        121.9            -           -           -           -
Options (in terms of underlying asset)       -         30.0            -            -           -           -           -
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                    16.3         22.5        108.2        140.9       120.0        97.2        85.0
Liabilities                                5.9         17.2         98.7        118.4        53.5        50.9        48.3
                                         -----        -----        -----        -----       -----       -----       -----
Difference                                10.4          5.3          9.5         22.5        66.5        46.3        36.7
Derivative instruments
 excluding options                           -        (25.3)      (119.8)           -           -           -           -
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                    79.7        149.6        574.9        728.5       652.7       632.9       627.1
Liabilities                               44.7        141.5        501.2        650.7       632.7       620.3       616.0
                                         -----        -----        -----        -----       -----       -----       -----
Difference                                35.0          8.1         73.7         77.8        20.0        12.6        11.1
Derivative instruments
 excluding options                      (235.0)        (1.3)           -            -           -           -           -
Options (in terms of underlying asset)       -        (29.3)           -            -           -           -           -
NON-MONETARY ITEMS
Assets                                     0.6          1.2          1.8            -           -           -           -
Liabilities                                0.2          0.8          0.3            -           -           -           -
                                         -----        -----        -----        -----       -----       -----       -----
Difference                                 0.4          0.4          1.5            -           -           -           -

TOTAL AS AT DECEMBER 31, 2004
ASSETS                                   211.5        217.5        769.3        918.2       790.2       755.7       719.7
LIABILITIES                               86.2        185.7        812.6        777.0       686.2       671.2       664.3
                                         -----        -----        -----        -----       -----       -----       -----
DIFFERENCE                               125.3         31.8        (43.3)       141.2       104.0        84.5        54.4
                                         =====        =====        =====        =====       =====       =====       =====
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                         6.9         (1.4)         2.1            -           -           -           -
OPTIONS (IN TERMS OF UNDERLYING              -          0.7            -            -           -           -           -


                                                                         DECEMBER 31, 2004
                                             -----------------------------------------------------------------------------
                                           FROM FIVE     FROM TEN       OVER        TOTAL           WITHOUT        TOTAL(3)
                                            TO TEN       TO TWENTY     TWENTY        CASH          MATURITY      BALANCE SHEET
                                             YEARS          YEARS       YEARS        FLOWS          DATE(2)         AMOUNT
                                             -------       -------       ----       --------        -------        -------
                                               NIS           NIS         NIS          NIS             NIS            NIS
                                            MILLIONS      MILLIONS     MILLIONS     MILLIONS        MILLIONS       MILLIONS
                                             -------       -------       ----       --------        -------        -------
NON-LINKED ISRAELI CURRENCY
Assets                                          11.2             -          -          354.2          471.4          777.8
Liabilities                                        -             -          -          281.9     (4)1,371.5        1,619.8
                                             -------       -------       ----       --------        -------        -------
Difference                                      11.2             -          -           72.3         (900.1)        (842.0)
Derivative instruments
 excluding options                                 -             -          -          389.0              -          376.9
Options (in terms of underlying asset)             -             -          -           30.0              -           29.3
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                         288.8         101.9        0.9          981.7          806.5        1,561.6
Liabilities                                    179.0           4.1          -          576.0           32.5          555.0
                                             -------       -------       ----       --------        -------        -------
Difference                                     109.8          97.8        0.9          405.7          774.0        1,006.6
Derivative instruments
 excluding options                                 -             -          -         (145.1)             -         (143.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                       3,046.6       4,899.6       60.4       11,452.0           56.5        6,677.2
Liabilities                                  3,015.2       4,887.4       60.4       11,170.1            1.8        6,394.0
                                             -------       -------       ----       --------        -------        -------
Difference                                      31.4          12.2          -          281.9           54.7          283.2
Derivative instruments
 excluding options                                 -             -          -         (236.3)             -         (233.9)
Options (in terms of underlying asset)             -             -          -          (29.3)             -          (29.3)

NON-MONETARY ITEMS
Assets                                             -             -          -            3.6           58.2           61.8
Liabilities                                        -             -          -            1.3              -            1.3
                                             -------       -------       ----       --------        -------        -------
Difference                                         -             -          -            2.3           58.2           60.5

TOTAL AS AT DECEMBER 31, 2004
ASSETS                                       3,346.6       5,001.5       61.3       12,791.5        1,392.6        9,078.4
LIABILITIES                                  3,194.2       4,891.5       60.4       12,029.8        1,405.8        8,570.1
                                             -------       -------       ----       --------        -------        -------
DIFFERENCE                                     152.4         110.0        0.9          762.2          (13.2)         508.3
                                             =======       =======       ====       ========        =======        =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                                 -             -          -            7.6              -              -
OPTIONS (IN TERMS OF UNDERLYING ASSET)             -             -          -            0.7              -              -

(1) In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2) Including assets past due in the amount of NIS 516.4 million. The data is net of specific allowance for doubtful debts.

(3) As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4) The balance includes the credit line amount provided by the Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to the Bank of Israel. Since from this date a downward trend was not determined for the credit line, its amount at the above date was included in the "Without maturity date" column.

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE (1) (CONT'D)

AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION ACCORDING TO THE CPI OF DECEMBER
2003


                                                                  DECEMBER 31, 2003
                                       ---------------------------------------------------------------------------
                                      ON DEMAND  FROM ONE   FROM THREE   FROM ONE     FROM TWO  FROM THREE  FROM FOUR
                                      AND UP TO  TO THREE    MONTHS TO    TO TWO      TO THREE    TO FOUR   TO FIVE
                                      ONE MONTH   MONTHS     ONE YEAR      YEARS        YEARS     YEARS      YEARS
                                       -------    -------    -------      -------      -------   -------   -------
                                         NIS        NIS        NIS          NIS          NIS       NIS        NIS
                                       MILLIONS   MILLIONS   MILLIONS     MILLIONS    MILLIONS   MILLIONS  MILLIONS
                                       -------    -------    -------      -------      -------   -------   -------
NON-LINKED ISRAELI CURRENCY
Assets                                    76.4      135.3      191.9         74.4         64.7      12.4       2.3
Liabilities                               43.6       19.2      534.2        514.1            -         -         -
                                       -------    -------    -------      -------      -------   -------   -------
Difference                                32.8      116.1     (342.3)      (439.7)        64.7      12.4       2.3
Derivative instruments
 excluding options                       447.3          -      237.5            -            -         -         -
Options                                      -       18.2          -            -            -         -         -
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                    23.0       58.2      184.4        169.7        148.4     125.4     107.8
Liabilities                               41.4       30.7      143.4        126.5         89.6      55.0      52.6
                                       -------    -------    -------      -------      -------   -------   -------
Difference                               (18.4)      27.5       41.0         43.2         58.8      70.4      55.2
Derivative instruments
 excluding options                           -          -     (235.0)           -            -         -         -
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                   224.9      165.4      618.5        776.8        758.4     691.9     654.0
Liabilities                               93.6      173.0      517.4        646.5        667.6     657.5     640.0
                                       -------    -------    -------      -------      -------   -------   -------
Difference                               131.3       (7.6)     101.1        130.3         90.8      34.4      14.0
Derivative instruments
 excluding options                      (447.2)         -          -            -            -         -         -
Options                                      -      (17.5)         -            -            -         -         -
NON-MONETARY ITEMS
Assets                                       -          -          -            -            -         -         -
Liabilities                                  -          -          -            -            -         -         -
                                       -------    -------    -------      -------      -------   -------   -------
Difference                                   -          -          -            -            -         -         -
TOTAL AS AT DECEMBER 31, 2003
ASSETS                                   324.3      358.9      994.8      1,020.9        971.5     829.7     764.1
LIABILITIES                              178.6      222.9    1,195.0      1,287.1        757.2     712.5     692.6
                                       -------    -------    -------      -------      -------   -------   -------
DIFFERENCE                               145.7      136.0     (200.2)      (266.2)       214.3     117.2      71.5
                                       =======    =======    =======      =======      =======   =======   =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                         0.1          -        2.5            -            -         -         -
OPTIONS                                      -        0.7          -            -            -         -         -


                                                                         DECEMBER 31, 2003
                                         -------------------------------------------------------------------------------------
                                         FROM FIVE     FROM TEN         OVER           TOTAL          WITHOUT         TOTAL(3)
                                          TO TEN       TO TWENTY       TWENTY          CASH          MATURITY       BALANCE SHEET
                                           YEARS         YEARS          YEARS          FLOWS          DATE(2)          AMOUNT
                                         --------       --------       --------       --------        --------        --------
                                            NIS           NIS            NIS            NIS             NIS              NIS
                                         MILLIONS       MILLIONS       MILLIONS       MILLIONS        MILLIONS        MILLIONS
                                         --------       --------       --------       --------        --------        --------
NON-LINKED ISRAELI CURRENCY
Assets                                        8.1            0.7              -          566.2           685.4         1,194.8
Liabilities                                     -              -              -        1,111.1      (4)1,376.6         2,357.7
                                         --------       --------       --------       --------        --------        --------
Difference                                    8.1            0.7              -         (544.9)         (691.2)       (1,162.9)
Derivative instruments
 excluding options                              -              -              -          684.8               -           673.6
Options                                         -              -              -           18.2               -            16.5
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                      386.1          154.5            0.2        1,357.7           799.3         1,859.2
Liabilities                                 218.6            4.8              -          762.6            42.8           745.7
                                         --------       --------       --------       --------        --------        --------
Difference                                  167.5          149.7            0.2          595.1           756.5         1,113.5
Derivative instruments
 excluding options                              -              -              -         (235.0)              -          (226.5)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                    3,135.5        5,269.3          177.1       12,471.8               -         7,222.8
Liabilities                               3,093.8        5,252.2          177.1       11,918.7             1.7         6,741.3
                                         --------       --------       --------       --------        --------        --------
Difference                                   41.7           17.1              -          553.1            (1.7)          481.5
Derivative instruments
 excluding options                              -              -              -         (447.2)              -          (447.1)
Options                                         -              -              -          (17.5)              -           (16.5)
NON-MONETARY ITEMS
Assets                                          -              -              -              -            79.5            79.5
Liabilities                                     -              -              -              -             1.8             1.8
                                         --------       --------       --------       --------        --------        --------
Difference                                      -              -              -              -            77.7            77.7
TOTAL AS AT DECEMBER 31, 2003
ASSETS                                    3,529.7        5,424.5          177.3       14,395.7         1,564.2        10,356.3
LIABILITIES                               3,312.4        5,257.0          177.1       13,792.4         1,422.9         9,846.5
                                         --------       --------       --------       --------        --------        --------
DIFFERENCE                                  217.3          167.5            0.2          603.3           141.3           509.8
                                         ========       ========       ========       ========        ========        ========
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                              -              -              -            2.6               -               -
OPTIONS                                         -              -              -            0.7               -               -


(1) In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2) Including assets past due in the amount of NIS 324.3 million. The data is net of specific allowance for doubtful debts.

(3) As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4) The balance includes the credit line amount provided by the Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to the Bank of Israel. Since from this date a downward trend was not determined for the credit line, its amount at the above date was included in the "Without maturity date" column.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS


                                                                 DECEMBER 31      DECEMBER 31
                                                                    2004            2003
                                                                ------------    ------------
                                                                  REPORTED        ADJUSTED
                                                                  AMOUNTS*        AMOUNTS**
                                                                ------------    ------------
                                                                NIS MILLIONS    NIS MILLIONS
                                                                ------------    ------------
         Transactions the balance of which
          represents a credit risk -

         Guarantees securing credit                                 179.9          251.0
         Guarantees to home purchasers                               91.0          112.2
         Other guarantees and liabilities                            25.1           55.5
         Documentary credit                                           2.9           17.6
         Unutilized revolving credit facilities                       0.3            5.9
         Irrevocable commitments to grant
          credit facilities, approved but not yet executed            0.8           13.8


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1. See Note 17A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          In 2003, the Bank signed a lease agreement in respect of its office premises for the period ending in August 2006. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million. The Bank has an option to extend the lease period by an additional three years. The lease payment, which is linked to the CPI, will be raised in the additional period by 5%.

     3. As of January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement for receiving computer services for a period of three years, with an option for extension by an additional two years. In 2005 the cost of the service will amount to NIS 3.3 million and in 2006 to NIS 2.4 million. In the event that the Bank decides to extend the agreement by the additional two years, as aforementioned, the cost of service for each additional year will amount to NIS 2.3 million.

     4. In recent years, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to US$20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The investment in them is presented under the item of securities. The major part of the investments made by these funds is in the credit component. The balance of this liabilities at balance sheet date amounts to US$ 6.9 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1) On August 8, 2002, further to the approvals of the Audit Committee and the Board of Directors of the Bank at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate entity or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification. These types of events include, among other things, realization of collateral, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640.3 million), linked to the increase in the CPI according to the base index published in respect of March 2002. In May 2003, the Audit Committee and the Board of Directors of the Bank approved the applicability of the indemnification writ to an additional director whose appointment ended prior to July 11, 2002.

     2) On June 1, 2003, the Board of Directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against the Bank and them in February 2003 and the details of which are presented in section D hereunder.

     3) On October 28, 2004 the Board of the Directors of the Bank approved issuance of a writ of indemnification to an employee of the Bank in connection with a claim that was filed in March 2004 against her, the Bank and additional senior officers of the Bank, which for purposes of court fees was set at NIS 1 million. Details of this claim are presented in section D hereunder.

     D.   LEGAL ACTIONS

     Legal actions, including a motion to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the motion to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     Following are details of legal actions against the Bank in material amounts:

     1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit, but it has not yet been notified of their position regarding the insurance coverage. The defendants filed a motion to have the suit dismissed IN LIMINE, on grounds that the plaintiff should have filed a motion to approve the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003, but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative claim the Bank's exposure in respect thereto is only for expenses.

     2) In October 2002, a legal action was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1, 2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of extraordinary events and/or matters occurred that indicated that the Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The insurers carrying the directors and senior officers liability insurance policy have not yet notified the Bank of their position regarding the insurance coverage of the Bank. The Bank handed over the care of the suit and the petition to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the petition to have the suit approved as a class action.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     3) In September 2004, 27 different financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's Articles of Association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank handed over the handling of the originating motion to an attorney acting on its behalf. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure following this request, based on the assumption that if the Court accepts the request and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4) In September 2004, a company that is a customer of the Bank and its shareholders filed an originating motion with the Tel Aviv District Court, in which the Court is requested to declare that the company and its shareholders that are guarantors to its debts do not owe the Bank any amounts (whereas on the books of the Bank the debt of the company and its shareholders amounts to NIS 63 million), that the Bank is required to return to the guarantor shareholders the value of their private assets they invested in the company, that the Chairman and the 12 members who served on the Bank's Board in 1997-2001 were negligent in the fulfillment of their duties in that they allowed the Bank to provide financing for the construction of the company's hotel, and that after all their private assets are returned to the guarantors, the Bank will be entitled to receive the hotel. On February 10, 2005 the District Court handed down a ruling striking the originating motion, as part of an arrangement that was reached by the Bank and the company and which received judicial force from the Supreme Court.

     5) In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Director of Wages in the Ministry of Finance in respect to the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     6) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of whom a judgment was handed down in favor of the Bank and became final in 2005), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     7) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defendant banks. It is alleged that the involvement of the defendant banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff upon which it had relied when selling its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defendant banks. The Bank has transferred the matter to Counsel acting on its behalf.

     8) In February 2003, the Bank was served with a suit in which a company that had received government-guaranteed loans from the Bank in the 1990s, claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorneys of the insurer carrying the Bank's banking policy have notified the Bank that following an initial examination it is possible that the claim or part of it is not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf. On January 31, 2005 the Court rejected the request for exemption from court fees, and stated that if the fee is not paid by March 1, 2005 the claim will be dismissed.

     9) In August 2000 a suit was filed against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million. According to the plaintiffs' complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     10) In December 1999, the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans, which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys that were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage in the proceedings, which makes it difficult to make an evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on legal counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the legal said notice.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 21 million.


     E.   REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX

     On August 30, 2004 the Bank received a request from the Customs and VAT Department of the Ministry of Finance to provide agreements (including memorandums) that were signed by the Bank after June 1, 2003. The request was made following the amendment of the Stamp Tax Law, which came into effect on June 1, 2003, and which provided the identity of the parties required to pay stamp tax in respect of documents that were subject to the tax but for which no provision had been made until then about who is required to pay it. It is noted that following the adoption and implementation of the Bank's "Run-off" plan, the Bank has significantly reduced its activities and even before June 1, 2003 actually stopped providing any new credit, and along with the collection of existing credit has handled the restructuring or extension of credit in certain cases. The stamp tax on loan agreements was cancelled as from January 1, 2005 according to the Stamp Tax on Documents Order (Annulment of Appendix A to the Law) - 2005. The aforementioned request to provide agreements was transferred to the examination of outside legal counsel, which in the opinion they provided also reviewed the agreements customarily used by the Bank. In the opinion of Management of the Bank, which is based on the legal opinion it received, there is sound basis that:

     1. The tax authorities do not have the authority to present before the Bank a demand (request) to provide agreements as aforementioned.

     2. To the extent that tax is required with respect to credit agreements signed before June 1, 2003, the requirement applies to the agreements and not to the parties to the agreement.

     3. And to the extent that tax is required with respect to credit agreements signed by the Bank after June 1, 2003, with respect to most of the relevant agreements, this requirement applies to the customers who were party to these agreements and not to the Bank.

     In light of the aforementioned no provision was recorded on the books of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     E.   REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX (CONT'D)

     It is noted that a motion that was filed by the forum of Chief Finance Managers is pending before the High Court of Justice and that this motion touches on various aspects related to the aforementioned matters.

     F. OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED ON COLLECTION OF LOANS


                                  DECEMBER 31     DECEMBER 31
                                     2004            2003
                                 ------------    ------------
                                   REPORTED        ADJUSTED
                                   AMOUNTS*        AMOUNTS**
                                 ------------    ------------
                                 NIS MILLIONS    NIS MILLIONS
                                 ------------    ------------
Non-linked Israeli currency          382.5          465.4
CPI linked Israeli currency            1.3            1.3
Foreign currency                     199.7          203.6
                                     -----          -----

Total                                583.5          670.3
                                     =====          =====

     The cash flow in respect of the collection commission and interest margins on the above credit is marginal.

     As at December 31, 2004 the activity based on the extent of collection includes past due balances amounting to NIS 574.9 million (December 31, 2003 - NIS 663.4 million).

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


     G.   ANNUAL REPORTING IN THE USA

     Since the Bank had in the past issued its securities to holders in the USA, the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC). The Bank has for decades submitted this annual report on a form known as 20F. As part of the annual report to the SEC the Bank has to fulfill various reporting and disclosure requirements that are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (US GAAP). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and US GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to US GAAP. The Bank used to include the qualitative note regarding the differences between Israeli GAAP and US GAAP in its financial statements in the USA, but it did not include the quantitative note.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     G.   ANNUAL REPORTING IN THE USA (CONT'D)

     One of the requirements applicable in the USA is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements that were submitted by the Bank in the USA in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to US GAAP. After the Bank's legal counsel in the USA examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the USA, the Bank began preparing to submit its annual report for 2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January 19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to US GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the USA, including the non-inclusion of an auditors' report as aforementioned, and the delay in filing the last report, may expose the Bank to sanctions and/or claims on the part of various parties.



NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                             DECEMBER 31, 2004             DECEMBER 31, 2003
                             -----------------             -----------------
                         CPI/SHEKEL                   CPI/SHEKEL
                          INTEREST  FOREIGN CURRENCY   INTEREST   FOREIGN CURRENCY
                         CONTRACTS     CONTRACTS       CONTRACTS      CONTRACTS
                         ---------     ---------       ---------      ---------
                             REPORTED AMOUNTS*            ADJUSTED AMOUNTS**
                           --------------------          --------------------
                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                           -----          -----          -----          -----
Options purchased              -           36.2              -           18.2
Forward contracts          145.0          343.9          235.0          658.3
                           -----          -----          -----          -----

Total                      145.0          380.1          235.0          676.5
                           =====          =====          =====          =====

     (1) Derivatives comprising part of the asset and liability management of the Bank, not designed for hedging purposes.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                    DECEMBER 31, 2004             DECEMBER 31, 2003
                                    -----------------             -----------------
                                CPI/SHEKEL                   CPI/SHEKEL
                                 INTEREST  FOREIGN CURRENCY   INTEREST   FOREIGN CURRENCY
                                CONTRACTS     CONTRACTS       CONTRACTS      CONTRACTS
                                ---------     ---------       ---------      ---------
                                    REPORTED AMOUNTS*            ADJUSTED AMOUNTS**
                                  --------------------          --------------------
                              NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                  -----          -----          -----          -----
Gross positive fair value          1.4          9.5          4.6          3.3
Gross negative fair value          0.1          2.4            -          1.7
                                   ---          ---          ---          ---

Total                              1.3          7.1          4.6          5.0
                                   ===          ===          ===          ===


     B. DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE CONTRACT

                                                                       DECEMBER 31, 2004
                                                                --------------------------------
                                                                       REPORTED AMOUNTS*
                                                                --------------------------------
                                                                         NIS MILLIONS
                                                                --------------------------------
                                                                BANKS    CENTRAL BANKS   TOTAL
                                                                ----          ----          ----
Gross positive fair value of derivative instruments              1.4           9.5          10.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)                          25.7          26.8          52.5
                                                                ----          ----          ----

Total credit risk in respect of derivative instruments          27.1          36.3          63.4
                                                                ====          ====          ====


                                                            DECEMBER 31, 2003
                                                ---------------------------------------------
                                                             ADJUSTED AMOUNTS**
                                                ---------------------------------------------
                                                               NIS MILLIONS
                                                ---------------------------------------------
                                                BANKS    CENTRAL BANKS     OTHERS       TOTAL
                                                ----          ----          ----         ----
Gross positive fair value
 of derivative instruments                       4.6           3.1           0.2          7.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)          44.4          46.7             -         91.1
                                                ----          ----          ----         ----
Total credit risk in respect of
 derivative instruments                         49.0          49.8           0.2         99.0
                                                ====          ====          ====         ====

     (1) Derivatives comprising part of the asset and liability management of the Bank, not designed for hedging purposes.

     (2) Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                        DECEMBER 31, 2004
                                                -----------------------------------
                                                        REPORTED AMOUNTS*
                                                -----------------------------------
                                               UP TO      FROM 3 MONTHS
                                              3 MONTHS      TO 1 YEAR         TOTAL
                                                -----          -----          -----
                                            NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                -----          -----          -----
         CPI/Shekel interest contracts           25.0          120.0          145.0
         Foreign currency contracts             380.1              -          380.1
                                                -----          -----          -----

         Total                                  405.1          120.0          525.1
                                                =====          =====          =====

                                               DECEMBER 31, 2003
                                       ------------------------------------
                                               ADJUSTED AMOUNTS**
                                       ------------------------------------
                                       UP TO      FROM 3 MONTHS
                                     3 MONTHS      TO 1 YEAR         TOTAL
                                       -----          -----          -----
                                   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                       -----          -----          -----
CPI/Shekel interest contracts              -          235.0          235.0
Foreign currency contracts             676.5              -          676.5
                                       -----          -----          -----

Total                                  676.5          235.0          911.5
                                       =====          =====          =====

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available. Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk inherent in the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

     Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern. Furthermore, considering the wide range of valuation and estimation techniques which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank needed a credit line from the Bank of Israel. The credit line from the Bank of Israel bears the Bank of Israel rate of interest. The discount rate of the cash flows of the deposits raised by the Bank is set, for purposes of the fair value of the liabilities, on the basis of the said interest rates.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 67.7 million (December 31, 2003 - NIS 78.5 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the Bank, prevailing as of balance sheet date.

     DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     DERIVATIVE FINANCIAL INSTRUMENTS - Such instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market. Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

     FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                          DECEMBER 31, 2004
                                      ----------------------------------------------------------
                                                BALANCE SHEET AMOUNTS
                                      ----------------------------------------
                                                       OTHER
                                    FINANCIAL         FINANCIAL
                                  INSTRUMENTS(1)    INSTRUMENTS(2)       TOTAL         FAIR VALUE
                                      -------          -------          -------          -------
                                                           REPORTED AMOUNTS*
                                      ----------------------------------------------------------
                                   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -------          -------          -------          -------
FINANCIAL ASSETS
Cash and deposits with banks             95.4             22.5            117.9            118.4
Securities                               56.6              3.4             60.0             60.0
Credit to the public                    857.5          7,135.9          7,993.4          8,016.2
Credit to governments                       -             72.7             72.7             74.1
Other financial assets                   13.0                -             13.0             13.0
Perpetual deposits with the
 Israeli Treasury                       806.5                -            806.5            806.5
                                      -------          -------          -------          -------

Total financial assets                1,829.0          7,234.5          9,063.5          9,088.2
                                      =======          =======          =======          =======

FINANCIAL LIABILITIES
Deposits of the public                  116.5            288.8            405.3            408.5
Deposits of banks                     1,403.9             24.1          1,428.0          1,428.3
Deposits of the Government
 and a perpetual deposit                  0.1          6,654.5          6.654.6          6,656.0
Capital notes                               -             25.3             25.3             27.0
Other financial liabilities              23.0                -             23.0             23.0
                                      -------          -------          -------          -------

Total financial liabilities           1,543.5          6,992.7          8,536.2          8,542.8
                                      =======          =======          =======          =======


     (1) Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments (cont'd):

                                                                   DECEMBER 31, 2003
                                               ------------------------------------------------------------
                                                        BALANCE SHEET AMOUNTS
                                               ------------------------------------------
                                                                 OTHER
                                              FINANCIAL        FINANCIAL
                                            INSTRUMENTS(1)   INSTRUMENTS(2)        TOTAL           FAIR VALUE
                                               --------         --------         --------          --------
                                                                  ADJUSTED AMOUNTS**
                                               ------------------------------------------------------------
                                             NIS MILLIONS    NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                               --------         --------         --------          --------
         FINANCIAL ASSETS
         Cash and deposits with banks             115.4             28.5            143.9             144.3
         Securities                                70.4             15.0             85.4              85.4
         Credit to the public                   1,491.2          7,698.4          9,189.6           9,224.3
         Credit to governments                        -            105.2            105.2             105.5
         Other financial assets                    10.3                -             10.3              10.3
         Perpetual deposits with the
          Israeli Treasury                        799.3                -            799.3             799.3
                                               --------         --------         --------          --------

         Total financial assets                 2,486.6          7,847.1         10,333.7          10,369.1
                                               ========         ========         ========          ========

         FINANCIAL LIABILITIES
         Deposits of the public                   296.2            323.8            620.0             624.9
         Deposits of banks                      2,140.7             32.0          2,172.7           2,172.4
         Deposits of the Government
          and a perpetual deposit                   0.1          6,949.3          6,949.4           6,989.3
         Capital notes                                -             28.2             28.2              29.9
         Other financial liabilities               32.5                -             32.5              32.5
                                               --------         --------         --------          --------

         Total financial liabilities            2,469.5          7,333.3          9,802.8             9,849
                                               ========         ========         ========          ========

     (1) Financial instruments, the stated balance of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES

     "Related Parties" of the Bank, as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel, are: The State of Israel; Bank Hapoalim B.M.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                                      DECEMBER 31, 2004
                                  ------------------------------------------------------
                                      AFFILIATES AND THEIR
                                       RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER
                                  --------------------------  --------------------------
                                                   HIGHEST                    HIGHEST
                                   BALANCE AT      BALANCE     BALANCE AT     BALANCE
                                  BALANCE SHEET   DURING THE  BALANCE SHEET  DURING THE
                                      DATE         YEAR(1)        DATE         YEAR(1)
                                  ------------  ------------  ------------  ------------
                                                      REPORTED AMOUNTS*
                                  ------------------------------------------------------
                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  ------------  ------------  ------------  ------------
ASSETS
Credit to the public                   0.4          17.5             -             -
Investment in affiliates

LIABILITIES
Deposits of the public                 0.1           0.1           0.6           0.6
Other liabilities                        -             -           0.1           0.1

CREDIT RISK IN OFF-BALANCE
 SHEET FINANCIAL INSTRUMENTS             -           0.7             -             -

                                                      DECEMBER 31, 2003
                                  ------------------------------------------------------
                                      AFFILIATES AND THEIR
                                       RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER
                                  --------------------------  --------------------------
                                                   HIGHEST                    HIGHEST
                                   BALANCE AT      BALANCE     BALANCE AT     BALANCE
                                  BALANCE SHEET   DURING THE  BALANCE SHEET  DURING THE
                                      DATE         YEAR(1)        DATE         YEAR(1)
                                  ------------  ------------  ------------  ------------
                                                      ADJUSTED AMOUNTS**
                                  ------------------------------------------------------
                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  ------------  ------------  ------------  ------------
ASSETS
Credit to the public                  17.5          27.1             -             -
Investment in affiliates                             0.9             -             -

LIABILITIES
Deposits of the public                   -             -           0.6           0.6
Other liabilities                        -             -             -           2.5

CREDIT RISK IN OFF-BALANCE
 SHEET FINANCIAL INSTRUMENTS           0.7           0.8             -             -

     (1)  On the basis of the balances at the end of each month.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                                      2004                                 2003
                                         -----------------------------       -------------------------------
                                        AFFILIATES AND   DIRECTORS AND     AFFILIATES AND      DIRECTORS AND
                                         THEIR RELATED      GENERAL        THEIR RELATED          GENERAL
                                          COMPANIES         MANAGER           COMPANIES           MANAGER
                                         ------------     ------------       ------------       ------------
                                               REPORTED AMOUNTS*                    REPORTED AMOUNTS*
                                         -----------------------------       -------------------------------
                                         NIS MILLIONS     NIS MILLIONS       NIS MILLIONS       NIS MILLIONS
                                         ------------     ------------       ------------       ------------
Profit (loss) from financing
 operations before allowance
 for doubtful debts (1)                          -               -                 -                 -
Allowance for doubtful debts                     -               -               8.6                 -
Operating and other expenses (2)                 -             1.0                 -               1.2


     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     C.   BENEFITS TO INTERESTED PARTIES


                                                      2004                              2003
                                         -------------------------------    -----------------------------
                                          DIRECTORS AND GENERAL MANAGER     DIRECTORS AND GENERAL MANAGER
                                         -------------------------------    -----------------------------
                                               REPORTED AMOUNTS*                    REPORTED AMOUNTS*
                                         -------------------------------    -----------------------------
                                                             NUMBER OF                        NUMBER OF
                                         NIS MILLIONS      BENEFICIARIES    NIS MILLIONS    BENEFICIARIES
                                         ------------      -------------    ------------    -------------
Interested parties employed by
 the Bank (1)                             (2)0.2                2            (2)0.3                2
Fees to directors not employed
 by the Bank                                 0.8               11               0.9               11


     (1)  Not including VAT on salaries.

     (2) Including changes in provisions relating to the period in which, as the Board of Directors believes, the services of the Chairman of the Board and of the General Manager will possibly no longer be required.

     See Note 17A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     D. RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS) WITH INTERESTED AND RELATED PARTIES

                                                                    2004             2003            2002
                                                                ------------     ------------    ------------
                                                                                                   ADJUSTED
                                                                     REPORTED AMOUNTS*             AMOUNTS**
                                                                -----------------------------    ------------
                                                                NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                                                ------------     ------------    ------------
         Income deriving from credit to the public                     -               -             1.1
         Expenses deriving from deposits of the public                 -               -             0.1
                                                                     ---             ---             ---
         Net results from financing operations
          before allowance for doubtful debts                          -               -             1.0
                                                                     ===             ===             ===

     Definitions in this note:

     - Interested parties - as defined in Paragraph 1 of the definition of an "interested party in a company" in Section 1 of the Securities Law.

     - Related party - as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

     - Directors and General Manager - including their spouses and minors (Opinion 29 of the Institute of Certified Public Accountants in Israel).

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 22 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS


                                                                      2004             2003            2002
                                                                      -----           -----           -----
                                                                                                    ADJUSTED
                                                                        REPORTED AMOUNTS*           AMOUNTS**
                                                                      ---------------------           -----
                                                                  NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                                  ------------    ------------     ------------
         A. INCOME (EXPENSES) DERIVING FROM ASSETS:
         Credit to the public                                         524.7           143.0           773.1
         Credit to governments                                          1.1            (3.8)           11.5
         Deposits with Bank of Israel                                     -             0.3            (1.9)
         Deposits with banks                                            2.9            (0.6)            7.7
         Debentures                                                     0.6             1.1             0.5
                                                                      -----           -----           -----
                                                                      529.3           140.0           790.9
                                                                      -----           -----           -----

         B. (EXPENSES) INCOME DERIVING FROM LIABILITIES
         Deposits of the public                                       (24.0)          (32.3)          (56.5)
         Deposits of the Government                                  (385.0)           59.8          (584.6)
         Deposits of Bank of Israel                                   (72.6)         (196.2)          (91.2)
         Deposits of banks                                             (2.7)            4.4           (40.2)
                                                                      -----           -----           -----
                                                                     (484.3)         (164.3)         (772.5)
                                                                      -----           -----           -----
         C. INCOME DERIVING FROM DERIVATIVE FINANCIAL
            INSTRUMENTS
         Commissions from at-risk brokerage transactions                  -               -            12.4
         Net income from derivative instruments ALM                     5.0            47.2            22.7
                                                                      -----           -----           -----
                                                                        5.0            47.2            35.1
                                                                      -----           -----           -----

         D. OTHER INCOME AND EXPENSES
         Commissions from financing operations                         14.7            16.7            30.1
         Collection of interest on problematic debts                   10.5             1.6             4.9
         Other financing income                                         2.6            43.1             6.8
         Other financing expenses                                     (11.6)          (14.2)          (15.8)
                                                                      -----           -----           -----
                                                                       16.2            47.2            26.0
                                                                      -----           -----           -----
         Total profit from financing operations before
          allowance for doubtful debts                                 66.2            70.1            79.5
                                                                      =====           =====           =====

         Including - exchange rate differences, net                    11.5             0.2            37.0
                                                                      =====           =====           =====

         E. RESULTS FROM INVESTMENTS IN DEBENTURES
         Financing income on accrual basis on available-for-
          sale debentures (included in income from assets)              0.6             1.1             0.5
         Gain from sale of available-for-sale debentures
          (included in other financing income)                          0.5             0.7             0.9
                                                                      -----           -----           -----

         Total profit from investments in debentures                    1.1             1.8             1.4
                                                                      =====           =====           =====

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 23 - OPERATING COMMISSIONS


                                                                 2004          2003          2002
                                                                 ----          ----          ----
                                                                                          ADJUSTED
                                                                 REPORTED AMOUNTS*        AMOUNTS**
                                                                 -----------------         ----
                                                             NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                             ------------  ------------  ------------
         Ledger fees (in Israeli and foreign currency)            1.6           2.3           2.2
         Payment order system services                            0.2           0.5           1.2
         Customer foreign trade transactions                      0.1           1.5           5.6
         Credit handling and drafting of contracts                0.3           0.2           0.6
         Computerized information services and
          confirmations                                           0.1           0.2           0.2
         Margin and collection commissions on credit
          granted from deposits based on collection:
          Collection commissions on credit from Israeli
           Treasury funds                                           -             -           0.1
         Other                                                    1.8           1.8           2.4
                                                                 ----          ----          ----

         Total operating commissions                              4.1           6.5          12.3
                                                                 ====          ====          ====

NOTE 24 - GAINS (LOSSES) ON INVESTMENTS IN SHARES


                                                             2004          2003          2002
                                                             ----          ----          ----
                                                                                      ADJUSTED
                                                              REPORTED AMOUNTS*       AMOUNTS**
                                                             ------------------          ----
                                                        NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                        ------------   ------------  ------------
Gains on sale of available-for-sale shares                   38.0           8.5           0.9
Loss on impairment in value of available-for-sale
 shares                                                         -             -          (3.1)
Dividend from available-for-sale and trading shares           3.5           1.8           0.1
Realized and unrealized losses on adjustments
 to fair value of trading shares, net                           -             -          (2.1)
                                                             ----          ----          ----

Total gains (losses) on investments in shares                41.5          10.3          (4.2)
                                                             ====          ====          ====



     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 25 - OTHER INCOME

                                   2004           2003           2002
                               ------------   ------------   ------------
                                                              ADJUSTED
                                   REPORTED AMOUNTS*          AMOUNTS**
                               ---------------------------   ------------
                               NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                               ------------   ------------   ------------
Gains on severance funding          1.0            1.6             -
Other                               3.6            3.9           4.1
                                    ---            ---           ---

Total other income                  4.6            5.5           4.1
                                    ===            ===           ===


NOTE 26 - SALARIES AND RELATED EXPENSES

                                                            2004            2003             2002
                                                        ------------    ------------     ------------
                                                                                           ADJUSTED
                                                            REPORTED AMOUNTS*              AMOUNTS**
                                                        ----------------------------     ------------
                                                        NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                        ------------    ------------     ------------
         Salaries                                            18.3            25.5            35.9
         Severance pay, provident fund, pensions,
          further education fund, vacation pay,
          sick pay and long service bonuses                   0.5             6.6            10.8
         National insurance                                   0.9             1.5             2.0
         Other related expenses                                 -             0.1             0.8
         Adjustment of provisions for related
          benefits following changes in salaries
          in the current year                                   -               -             0.2
                                                             ----            ----            ----

         Total salaries and related expenses                 19.7            33.7            49.7
                                                             ====            ====            ====


     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 27 - OTHER EXPENSES

                                                              2004            2003            2002
                                                          ------------    ------------    ------------
                                                                                           ADJUSTED
                                                              REPORTED AMOUNTS*            AMOUNTS**
                                                          ----------------------------    ------------
                                                          NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                          ------------    ------------    ------------
Marketing and advertising                                      0.1             0.2             0.6
Communications (postage, telephone,
 courier fees, etc.)                                           0.6             0.8             1.3
Computer (not including salaries and
 depreciation)                                                 5.2             3.5             5.0
Office expenses                                                0.3             0.5             0.9
Insurance                                                      6.3             4.8             2.3
Professional services                                          6.3             7.0             5.6
Directors' fees (not including a director employed
 as a senior executive)                                        0.8             0.9             1.5
Staff training, further education, etc                           -             0.1             0.2
Other                                                          0.8             2.9             2.3
                                                              ----            ----            ----

Total other expenses                                          20.4            20.7            19.7
                                                              ====            ====            ====


NOTE 28 - TAXES ON INCOME

     A.   COMPOSITION:

                                                      2004          2003           2002
                                                  ------------  ------------    ------------
                                                    REPORTED
                                                    AMOUNTS*          ADJUSTED AMOUNTS**
                                                  ------------   --------------------------
                                                  NIS MILLIONS  NIS MILLIONS    NIS MILLIONS
                                                  ------------  ------------    ------------
Taxes for the current year                               -            -              0.2
Taxes in respect of prior years                          -         (2.7)            (0.6)
                                                       ---          ---             ---

Provision for taxes on income (tax savings)              -         (2.7)            (0.4)
                                                       ===          ===             ===


     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 28 - TAXES ON INCOME (CONT'D)

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense (tax savings) on operating profit, as reflected in the statement of income.


                                                                  2004               2003               2002
                                                              ------------       ------------       ------------
                                                               REPORTED
                                                                AMOUNTS*                ADJUSTED AMOUNTS**
                                                              ------------       -------------------------------
                                                              NIS MILLIONS       NIS MILLIONS       NIS MILLIONS
                                                              ------------       ------------       ------------
         Statutory tax rate                                       45.30%             45.76%             45.55%
                                                                 ======             ======             ======


         Tax (tax savings) at the statutory rate                    0.6              (48.7)            (195.8)

         Tax (tax savings) in respect of:
         Differences from adjustment of monetary
           assets, net                                              0.2                1.2               (3.1)
         General and supplementary allowances for
           doubtful debts                                          (8.9)              (2.5)               6.7
         Non-deductible expenses                                    0.1                0.1                0.1
         Exempt income                                             (0.3)                 -                  -
         Differences and tax
          benefits in respect of which deferred taxes
          had not been recorded, net                                4.8               38.1              164.7
         Loss for purposes of profit VAT which
          cannot be set off                                         3.5               11.8               27.5
         Inflationary erosion of advance tax payments                 -                  -                0.1
         Taxes in respect of prior years                              -               (2.7)              (0.6)
                                                                 ------             ------             ------

         Tax expense (tax savings) reflected in the
          statement of income                                         -               (2.7)              (0.4)
                                                                 ======             ======             ======


     C. The Bank has been issued final tax assessments for all years through 2000.

     D. Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 641 million (in 2003 - NIS 600 million).

     E. In 2002, 2003 and 2004, the Bank recorded VAT on salaries receivable in the amounts of NIS 6.7 million, NIS 5.1 million and NIS 3.0 million, respectively, as a result of losses for purposes of VAT on profit.

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 29 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM


                                                        DECEMBER 31        DECEMBER 31
                                                           2004               2003
                                                          -------            -------
                                                          REPORTED          ADJUSTED
                                                          AMOUNTS*          AMOUNTS**
                                                          -------            -------
                                                        NIS MILLIONS      NIS MILLIONS
                                                          -------            -------
CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                      6,395.6            6,675.0
                                                          -------            -------

Total                                                     6,395.6            6,675.0
                                                          =======            =======

DESIGNATED DEPOSITS
Deposits of the Government                                6,539.7            6,698.1
                                                          -------            -------

Total                                                     6,539.7            6,698.1
                                                          =======            =======


     Credit out of designated deposits includes NIS 6,167.3 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2003, the balance of the credit secured by a State guarantee was NIS 6,405.3 million).


NOTE 30 - SPECIAL INCOME FROM THE ISRAELI TREASURY, NET

     The special income from the Israeli Treasury is interest paid on perpetual deposits with the Treasury in connection with preference shares of the Bank linked to the dollar. The income is presented net of the related tax effect and its composition is as follows:

                                                                       2004          2003          2002
                                                                   ------------  ------------  ------------
                                                                    REPORTED
                                                                     AMOUNTS*        ADJUSTED AMOUNTS**
                                                                   ------------  --------------------------
                                                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                                   ------------  ------------  ------------
         IN RESPECT OF PARTICIPATING PREFERENCE SHARES -
         Special income from the Israeli Treasury                          -            -          7.5
         Income tax                                                        -            -         (1.1)
                                                                        ----         ----         ----

         Special income from the Israeli Treasury, net                     -            -          6.4
                                                                        ----         ----         ----

         IN RESPECT OF NON-PARTICIPATING PREFERENCE SHARES -
         Special income from the Israeli Treasury                          -            -         14.4
         Income tax                                                        -            -         (2.0)
                                                                        ----         ----         ----

         Special income from the Israeli Treasury, net                     -            -         12.4
         Less/ - dividend on the aforementioned shares                     -            -         12.4
                                                                        ----         ----         ----

         Total in respect of non-participating shares                      -            -            -
                                                                        ----         ----         ----

         Total special income from the Israeli Treasury, net               -            -          6.4
                                                                        ====         ====         ====


     See Note 8A, Note 14 and Note 15 for details of the special income from the Israeli Treasury which was not recorded in the books, due to the cessation of dividend distribution.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS


                                     DECEMBER 31       DECEMBER 31
                                        2004               2003
                                      --------           --------
                                    NIS MILLIONS       NIS MILLIONS
                                      --------           --------
Total assets                           9,078.2           10,356.0
Total liabilities                      8,570.1            9,846.5
                                      --------           --------

Total shareholders' equity               508.1              509.5
                                      ========           ========



                                    DECEMBER 31     DECEMBER 31     DECEMBER 31
                                        2004           2003             2002
                                    ------------   ------------     ------------
                                    NIS MILLIONS   NIS MILLIONS     NIS MILLIONS
                                    ------------   ------------     ------------
Nominal net earnings (loss)              1.4          (99.9)           (417.8)
